FILED PURSUANT TO RULE 424(b)5

REGISTRATION FILE NO. 333-105806

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT                           Subject to Completion                          January 13, 2004

(To Prospectus dated October 16, 2003)

5,500,000 Shares

Common Stock

We are offering 5,500,000 shares of common stock to be sold in this offering.

Our common stock is traded on the New York Stock Exchange under the symbol “NHP.” On January 12, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $20.28 per share.

Investing in our common stock involves significant risks. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “ Risk factors” beginning on page S-5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 825,000 shares of common stock from us at the public offering price, less the underwriting discounts and commission payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus supplement. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $            , and our total proceeds, before expenses, will be $            .

The underwriters are offering the shares of common stock as set forth under “Underwriting.” Delivery of the shares of common stock will be made on or about             , 2004.

Joint Book-Running Managers

UBS Investment Bank	JPMorgan

Banc of America Securities LLC

A.G. Edwards & Sons, Inc.

Legg Mason Wood Walker

Incorporated

You should rely only on the information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to give you different or additional information. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date after their respective dates. We are not, and the underwriters are not, making an offer of these securities in any state where the offer is not permitted.

Prospectus supplement summary

This summary highlights selected information appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. This prospectus supplement and the accompanying prospectus include information about the shares we are offering as well as information regarding our business and detailed financial data. You should read this prospectus supplement and the accompanying prospectus in their entirety, including the information incorporated by reference in this prospectus supplement and the accompanying prospectus.

Unless the context requires otherwise, the words “we,” “company,” “us” and “our” refer to Nationwide Health Properties, Inc. and its subsidiaries.

THE COMPANY

Nationwide Health Properties, Inc., a Maryland corporation organized in October 1985, is an equity real estate investment trust, or REIT, that invests primarily in health care-related facilities and provides financing to health care providers. As of September 30, 2003, our gross investment in our properties, including mortgage loans receivable and our investment in an unconsolidated joint venture, was approximately $1.58 billion.

As of September 30, 2003, we had investments in 331 facilities in 38 states, consisting of:

➢	184 skilled nursing facilities;

➢	131 assisted and independent living facilities;

➢	12 continuing care retirement communities;

➢	one rehabilitation hospital;

➢	one long-term acute care hospital; and

➢	two buildings held for sale.

We also have a 25% interest in an unconsolidated joint venture that owns 49 assisted living facilities located in 12 states.

Other than the two buildings held for sale, substantially all of our owned facilities are leased under “triple-net” leases, which are accounted for as operating leases, to 68 healthcare providers.

RECENT DEVELOPMENTS

In January 2003, Alterra Healthcare Corporation, our largest operator, filed for protection under the United States bankruptcy laws. Alterra operates 54 of our facilities and its subsidiaries, which did not file for bankruptcy protection, operate all 49 of the facilities owned by our joint venture in which we are a 25% equity partner. In December 2003, Alterra emerged from bankruptcy and completed its restructuring activities. None of our leases or the leases of our joint venture was rejected in the bankruptcy proceeding and all of those leases are continuing without any rental reductions or other material lease concessions.

On October 1, 2003, we announced the addition of Douglas M. Pasquale as our executive vice president and chief operating officer and director. Our board of directors also announced that it is their plan for Mr. Pasquale to succeed R. Bruce Andrews as chief executive officer later this year.

OUR CORPORATE INFORMATION

Our principal executive offices are located at 610 Newport Center Drive, Suite 1150, Newport Beach, California 92660, and our telephone number is (949) 718-4400.

The offering

Common stock we are offering	5,500,000 shares

Common stock to be outstanding immediately after this offering	64,474,426 shares

Use of proceeds

We estimate that the net proceeds to us from this offering after expenses will be approximately $105.7 million, or approximately $121.5 million if the underwriters exercise their over-allotment option in full, assuming a public offering price of $20.28 per share. We intend to use the net proceeds from this offering to repay amounts outstanding under our revolving bank line of credit and the remainder for general corporate purposes, including investments in health care-related properties. See “Use of proceeds.”

New York Stock Exchange symbol	NHP

Distributions

We currently intend to pay dividends at a rate of $0.37 per share of our common stock per quarter, or $1.48 per share per year. We expect the next quarterly distribution to be paid on or about March 5, 2004 to stockholders of record on February 13, 2004. If we declare the next quarterly distribution as expected, purchasers of shares in this offering who hold their shares on the record date would receive this full $0.37 per share distribution.

Future dividends will be declared and paid at the discretion of our board of directors and will depend upon cash generated from operating activities, our financial condition, relevant financing instruments, capital requirements, annual distribution requirements under the REIT provisions of the Internal Revenue Code and such other factors as our board of directors deems relevant.

The number of shares of our common stock outstanding after this offering is based on approximately 58,974,426 shares outstanding as of December 31, 2003 and excludes:

➢	797,000 shares of our common stock issuable upon exercise of options outstanding as of December 31, 2003, at a weighted average exercise price of $18.57 per share;

➢	4,822,790 shares of our common stock available for issuance under our dividend reinvestment and stock purchase plan as of December 31, 2003;

➢	258,993 shares of our common stock available for future grant under our stock option and restricted stock plan as of December 31, 2003; and

➢	825,000 shares of our common stock that may be purchased by the underwriters to cover over-allotments, if any.

Unless we specifically state otherwise, the information in this prospectus supplement assumes that the underwriters do not exercise their option to purchase up to 825,000 shares of our common stock to cover over-allotments, if any.

Summary consolidated financial information

The following table presents summary consolidated financial data. Certain of this financial data has been derived from our unaudited consolidated financial statements included in our quarterly reports on Form 10-Q for the third quarters ended September 30, 2003 and 2002 and our audited consolidated financial statements included in our 2002, 2001 and 2000 annual reports on Form 10-K or 10-K/A and should be read in conjunction with these consolidated financial statements and accompanying notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our quarterly reports on Form 10-Q and annual reports on Form 10-K or 10-K/A.

	Years ended December 31,			Nine months ended September 30,
Operating data	2002	2001	2000	2003	2002

	(in thousands, except per share data)
				(unaudited)
Revenues	$155,274	$163,249	$167,637	$121,811	$112,986
Income from continuing operations	44,357	71,875	69,750	41,665	29,386
Discontinued operations	(7,803)	(3,537)	1,412	15	(64)

Net income	36,554	68,338	71,162	41,680	29,322

Preferred stock dividends	(7,677)	(7,677)	(7,677)	(5,758)	(5,758)

Income available to common stockholders	$28,877	$60,661	$63,485	$35,922	$23,564

Dividends paid on common stock	90,585	87,093	85,889	66,685	67,827

Basic/diluted income from continuing operations available to common stockholders per share	$0.75	$1.37	$1.34	$0.66	$0.48

Basic/diluted income available to common stockholders per share	$0.59	$1.30	$1.37	$0.66	$0.48

Dividends paid on common stock per share	$1.84	$1.84	$1.84	$1.20	$1.38

				As of September 30, 2003
Balance sheet data				Actual	As adjusted(1)

				(in thousands, unaudited)
Cash and cash equivalents				$10,823	$66,486
Investments in real estate, net				1,328,604	1,328,604
Total assets				1,395,895	1,451,558
Borrowings under unsecured revolving credit facility				50,000	—
Senior notes due 2003-2038(2)				548,750	548,750
Notes and bonds payable				136,908	136,908
Stockholders’ equity				611,281	716,944

(1)	As adjusted to give effect to the issuance and sale of 5,500,000 shares of our common stock being offered by this prospectus supplement and the accompanying prospectus at an assumed public offering price of $20.28 per share, after deducting underwriting discounts and commissions and estimated offering expenses to be paid by us.
(2)	Does not reflect the repayment of $8 million in aggregate principal amount of medium-term notes repaid in November 2003 and $23.8 million in aggregate principal amount of medium-term notes repaid in January 2004.

Risk factors

Generally speaking, the risks facing our company fall into two categories: risks associated with the operations of our operators; and other risks unique to our operations. You should carefully consider the risks and uncertainties described below before making an investment decision in our company. These risks and uncertainties are not the only ones facing us and there may be additional matters that we are unaware of or that we currently consider immaterial. All of these could adversely affect our business, financial condition, results of operations and cash flows and, thus, the value of an investment in our company.

RISKS RELATING TO OUR OPERATORS

Our financial position could be weakened and our ability to make distributions could be limited if any of our major operators were unable to meet their obligations to us or failed to renew or extend their relationship with us as their lease terms expire, or if we were unable to lease or re-lease our facilities or make mortgage loans on economically favorable terms. These adverse developments could arise due to a number of factors, including those listed below.

The bankruptcy, insolvency or financial deterioration of our operators could significantly delay our ability to collect unpaid rents or require us to find new operators for rejected facilities.

We are exposed to the risk that our operators may not be able to meet their obligations, which may result in their bankruptcy or insolvency. Although our leases and loans provide us the right to terminate an investment, evict an operator, demand immediate repayment and other remedies, the bankruptcy laws afford certain rights to a party that has filed for bankruptcy or reorganization. An operator in bankruptcy may be able to restrict our ability to collect unpaid rent and interest during the bankruptcy proceeding.

➢	Leases. If one of our lessees seeks bankruptcy protection, the lessee can either assume or reject the lease. Generally, the operator is required to make rent payments to us during its bankruptcy until it rejects the lease. If the lessee assumes the lease, the court cannot change the rental amount or any other lease provision that could financially impact us. However, if the lessee rejects the lease, the facility would be returned to us. In that event, if we were able to re-lease the facility to a new operator only on unfavorable terms or after a significant delay, we could lose some or all of the associated revenue from that facility for an extended period of time.

➢	Mortgage Loans. If an operator defaults under one of our mortgage loans, we may have to foreclose on the mortgage or protect our interest by acquiring title to a property and thereafter making substantial improvements or repairs in order to maximize the facility’s investment potential. Operators may contest enforcement of foreclosure or other remedies, seek bankruptcy protection against an enforcement and/or bring claims for lender liability in response to actions to enforce mortgage obligations. If an operator seeks bankruptcy protection, the automatic stay of the federal bankruptcy law would preclude us from enforcing foreclosure or other remedies against the operator unless relief is obtained from the court. High “loan to value” ratios or declines in the value of the facility may prevent us from realizing an amount equal to our mortgage loan upon foreclosure.

The receipt of liquidation proceeds or the replacement of an operator that has defaulted on its lease or loan could be delayed by the approval process of any federal, state or local agency necessary for the replacement of the operator licensed to manage the facility. In some instances, we may take possession of a property that exposes us to successor liabilities. These events, if they were to occur, could reduce our revenue and operating cash flow.

Risk factors

In addition, some of our leases provided for free rent at the beginning of the lease. These deferred amounts are repaid over the remainder of the lease term. Although the payment of cash rent is deferred, rental income is recorded on a straight-line basis over the life of the lease, such that the income recorded during the early years of the lease is higher than the actual cash rent received during that period, creating an asset on our balance sheet called deferred rent receivable. To the extent any of the operators under these leases, for the reasons discussed above, become unable to pay the deferred rents, we may be required to write down the rents receivable from those operators, which would reduce our net income.

Operators that fail to comply with governmental reimbursement programs such as Medicare or Medicaid, licensing and certification requirements, fraud and abuse regulations or new legislative developments may be unable to meet their obligations to us.

Our operators are subject to numerous federal, state and local laws and regulations that are subject to frequent and substantial changes (sometimes applied retroactively) resulting from legislation, adoption of rules and regulations, and administrative and judicial interpretations of existing law. The ultimate timing or effect of these changes cannot be predicted. These changes may have a dramatic effect on our operators’ costs of doing business and the amount of reimbursement by both government and other third-party payors. The failure of any of our operators to comply with these laws, requirements and regulations could adversely affect their ability to meet their obligations to us. In particular:

➢	Medicare and Medicaid. A significant portion of our skilled nursing facility operators’ revenue is derived from governmentally-funded reimbursement programs, such as Medicare and Medicaid, and failure to maintain certification and accreditation in these programs would result in a loss of funding from them. Moreover, federal and state governments have adopted and continue to consider various reform proposals to control health care costs. In recent years, there have been fundamental changes in the Medicare program that have resulted in reduced levels of payment for a substantial portion of health care services. In many instances, revenues from Medicaid programs are already insufficient to cover the actual costs incurred in providing care to those patients. In addition, reimbursement from private payors has in many cases effectively been reduced to levels approaching those of government payors. Governmental concern regarding health care costs and their budgetary impact may result in significant reductions in payment to health care facilities, and future reimbursement rates for either governmental or private payors may not be sufficient to cover cost increases in providing services to patients. Loss of certification or accreditation, or any changes in reimbursement policies that reduce reimbursement to levels that are insufficient to cover the cost of providing patient care, could cause the revenues of our operators to decline, potentially jeopardizing their ability to meet their obligations to us. In that event, our revenues from those facilities could be reduced, which could in turn cause the value of our affected properties to decline.

➢

Licensing and Certification. Our operators and facilities are subject to regulatory and licensing requirements of federal, state and local authorities and are periodically audited by them to confirm compliance. Failure to obtain licensure or loss of licensure would prevent a facility from operating. Our skilled nursing facilities require governmental approval, in the form of a certificate of need that generally varies by state and is subject to change, prior to the addition or construction of new beds, the addition of services or certain capital expenditures. Some of our facilities may not be able to satisfy current and future certificate of need requirements and may for this reason be unable to continue operating in the future. In such event, our revenues from those facilities could be reduced or eliminated for an extended period of time. State licensing and Medicare and Medicaid laws also require operators of nursing homes and assisted living facilities to comply with extensive standards governing operations. Federal and state agencies administering those laws regularly inspect such facilities and investigate complaints. Our tenants and their managers receive notices of potential sanctions and

Risk factors

remedies from time to time, and such sanctions have been imposed from time to time on facilities operated by them. If they are unable to cure deficiencies which have been identified or which are identified in the future, such sanctions may be imposed and if imposed may adversely affect our tenants’ ability to pay rent to us.

➢	Fraud and Abuse Regulations. There are various extremely complex and largely uninterpreted federal and state laws governing a wide array of referrals, relationships and arrangements and prohibiting fraud by healthcare providers, including criminal provisions that prohibit filing false claims or making false statements to receive payment or certification under Medicare and Medicaid, or failing to refund overpayments or improper payments. Governments are devoting increasing attention and resources to anti-fraud initiatives against health care providers. The Health Insurance Portability and Accountability Act of 1996 and the Balanced Budget Act of 1997 expand the penalties for health care fraud, including broader provisions for the exclusion of providers from the Medicare and Medicaid programs. Further, under Operation Restore Trust, a major anti-fraud demonstration project, the Office of Inspector General of the US Department of Health and Human Services, in cooperation with other federal and state agencies, has focused on the activities of skilled nursing facilities in certain states in which we have properties. The violation of any of these regulations by an operator may result in the imposition of fines or other penalties that could jeopardize that operator’s ability to make lease or mortgage payments to us or to continue operating its facility.

➢	Legislative Developments. Each year, legislative proposals are introduced or proposed in Congress and in some state legislatures that would effect major changes in the healthcare system, either nationally or at the state level. Among the proposals under consideration are cost controls on state Medicaid reimbursements, a “Patient Bill of Rights” to increase the liability of insurance companies as well as the ability of patients to sue in the event of a wrongful denial of claim, a Medicare prescription drug benefit, hospital cost-containment initiatives by public and private payors, uniform electronic data transmission standards for healthcare claims and payment transactions, and higher standards to protect the security and privacy of health-related information. We cannot predict whether any proposals will be adopted or, if adopted, what effect, if any, these proposals would have on operators and, thus, our business.

Our operators are faced with increased litigation and rising insurance costs that not only affect their ability to obtain and maintain adequate liability and other insurance, but also may affect their ability to pay their lease or mortgage payments and fulfill their insurance, indemnification and other obligations to us.

In some states, advocacy groups have been created to monitor the quality of care at skilled nursing facilities, and these groups have brought litigation against operators. Also, in several instances, private litigation by skilled nursing facility patients has succeeded in winning very large damage awards for alleged abuses. To a lesser extent, this litigation also has spilled over and affected assisted living facilities. The effect of this litigation and potential litigation has been to materially increase the costs of monitoring and reporting quality of care compliance incurred by our tenants. In addition, the cost of liability and medical malpractice insurance has increased and may continue to increase so long as the present litigation environment continues. This has affected the ability of some of our operators to obtain and maintain adequate liability and other insurance and, thus, manage their related risk exposures as well as they have in the past. In addition to being unable to fulfill their insurance, indemnification and other obligations to us under their leases and mortgages and thereby potentially exposing us to those risks, this could cause our tenants to be unable to pay their lease or mortgage payments potentially decreasing our revenues and increasing our collection and litigation costs. Moreover, to the extent we are required to foreclose on the affected facilities, our revenues from those facilities could be reduced or eliminated for an extended period of time.

Risk factors

In addition, we may in some circumstances be named as a defendant in litigation involving the actions of our operators. Although we have no involvement in the activities of our operators and our standard leases generally require our operators to carry insurance to cover us in certain cases, a significant judgment against us in such litigation could exceed our and our operators’ insurance coverage, which would require us to make payments to cover the judgment.

Overbuilding and increased competition has resulted in lower revenues for some of our operators and may affect the ability of our tenants to meet their payment obligations to us.

The healthcare industry is highly competitive and we expect that it may become more competitive in the future. Our operators are competing with numerous other companies providing similar health care services or alternatives such as home health agencies, life care at home, community-based service programs, retirement communities and convalescent centers. In addition, overbuilding in the assisted and independent living market has caused a slow-down in the fill-rate of newly constructed buildings and a reduction in the monthly rate many newly built and previously existing facilities were able to obtain for their services. This has resulted in lower revenues for the operators of certain of our facilities. It may also have contributed to the financial difficulties of some of our operators. While we believe that overbuilt markets should reach stabilization in the next couple of years due to minimal new development, we cannot be certain the operators of all of our facilities will be able to achieve occupancy and rate levels that will enable them to meet all of their obligations to us. Our operators may encounter increased competition in the future that could limit their ability to attract residents or expand their businesses and therefore affect their ability to pay their lease or mortgage payments.

RISKS UNIQUE TO US AND OUR OPERATIONS

In addition to the operator related risks discussed above, there are a number of risks directly associated with us and our operations.

We are subject to particular risks associated with real estate ownership, which could result in unanticipated losses or expenses.

Our business is subject to many risks that are associated with the ownership of real estate. For example, if our operators do not renew their leases, we may be unable to re-lease the facilities at favorable rental rates. Other risks that are associated with real estate acquisition and ownership include, among other things, the following:

➢	property and casualty losses, some of which may be uninsured;

➢	the inability to purchase or sell our assets rapidly to respond to changing economic conditions, due to the illiquid nature of real estate and the real estate market;

➢	costs relating to maintenance and repair of our facilities and the need to make expenditures due to change in governmental regulations, including the Americans with Disabilities Act; and

➢	environmental hazards created by prior owners or occupants, existing tenants, mortgagors or other persons for which we may be liable.

We rely on external sources of capital to fund future capital needs, and if our access to such capital continues to be difficult, we may not be able to meet maturing commitments or make future investments necessary to grow our business.

In order to qualify as a REIT under the Internal Revenue Code, we are required, among other things, to distribute each year to our stockholders at least 90% of our REIT taxable income. Because of this distribution requirement, we will not be able to fund, from cash retained from operations, all future

Risk factors

capital needs, including capital needs to satisfy or refinance maturing commitments and to make investments. As a result, we rely on external sources of capital. If we are unable to obtain needed capital at all or only on unfavorable terms from these sources, we might not be able to make the investments needed to grow our business, or to meet our obligations and commitments as they mature, which could negatively affect the ratings of our debt and even, in extreme circumstances, affect our ability to continue operations. Our access to capital depends upon a number of factors over which we have little or no control, including general market conditions and the market’s perception of our growth potential and our current and potential future earnings and cash distributions and the market price of the shares of our capital stock. Generally speaking, difficult capital market conditions in our industry during the past several years have limited our access to capital. As a result, while we have in the past been able to meet our maturing commitments, the level of our new investments has decreased in recent years except in 2002. We may have difficult market conditions, which could limit our access to capital. This could limit our ability to make future investments or possibly affect our ability to meet our maturing commitments.

Our potential capital sources include:

➢	Equity Financing. As with other publicly-traded companies, the availability of equity capital will depend, in part, on the market price of our common stock which, in turn, will depend upon various market conditions that may change from time to time. Among the market conditions and other factors that may affect the market price of our common stock are:

➢	the extent of investor interest;

➢	the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

➢	our financial performance and that of our operators;

➢	the contents of analyst reports about us and the REIT industry;

➢	general stock and bond market conditions, including changes in interest rates on fixed income securities, which may lead prospective purchasers of our common stock to demand a higher annual yield from future distributions;

➢	our failure to maintain or increase our dividend, which is dependent, to a large part, on growth of funds from operations which in turn depends upon increased revenues from additional investments and rental increases; and

➢	other factors such as governmental regulatory action and changes in REIT tax laws.

The market value of the equity securities of a REIT is generally based upon the market’s perception of the REIT’s growth potential and its current and potential future earnings and cash distributions. Our failure to meet the market’s expectation with regard to future earnings and cash distributions likely would adversely affect the market price of our common stock and reduce the value of your investment.

➢

Debt Financing/Leverage. Financing for our maturing commitments and future investments may be provided by borrowings under our bank line of credit, private or public offerings of debt, the assumption of secured indebtedness, mortgage financing on a portion of our owned portfolio or through joint ventures. We are subject to risks normally associated with debt financing, including the risks that our cash flow will be insufficient to service our debt or make distributions to our stockholders, that we will be unable to refinance existing indebtedness and that the terms of refinancing may not be as favorable as the terms of existing indebtedness or may include restrictive covenants that limit our flexibility in operating our business. For example, approximately $67.8 million in aggregate principal amount of our medium-term notes are scheduled to mature in 2004, of which $23.8 million were repaid on January 12, 2004, and the holders of approximately $55 million

Risk factors

in aggregate principal amount of our medium-term notes may require us to repurchase their notes in 2004. If we are unable to refinance or extend principal payments due at maturity or pay them with proceeds from other capital transactions, our cash flow may not be sufficient in all years to pay distributions to our stockholders and to repay all maturing debt. Furthermore, if prevailing interest rates, changes in our debt ratings or other factors at the time of refinancing result in higher interest rates upon refinancing, the interest expense relating to that refinanced indebtedness would increase, which could reduce our profitability and the amount of dividends we are able to pay. Moreover, additional debt financing increases the amount of our leverage. The degree of leverage could have important consequences to stockholders, including affecting our investment grade ratings, our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, development or other general corporate purposes and making us more vulnerable to a downturn in business or the economy generally.

Three of the operators of our facilities each account for more than 10% of our revenues. If these operators experience financial difficulties, or otherwise fail to make payments to us, our revenues will significantly decline.

For the nine months ended September 30, 2003, as adjusted for facilities acquired and disposed of during that period, Alterra Healthcare Corporation accounted for 12% of our revenues, American Retirement Corporation, or ARC, accounted for 12% of our revenues and Atria Senior Living Group accounted for 11% of our revenues. We cannot assure you that Alterra, ARC and Atria will continue to satisfy their obligations to us. For example, Alterra filed for protection under the United States bankruptcy laws in January 2003. Although Alterra recently emerged from bankruptcy following significant restructuring activities, we cannot assure you of Alterra’s financial health following this restructuring. The failure or inability of Alterra, ARC or Atria to pay their obligations to us could materially reduce our revenues and net income, which could in turn reduce the amount of dividends we pay and cause our stock price to decline.

If we fail to maintain our REIT status, we will be subject to federal income tax on our taxable income at regular corporate rates.

We intend to operate in a manner to qualify as a REIT under the Internal Revenue Code. While we believe that we have been organized and have operated in a manner which would allow us to qualify as a REIT under the Internal Revenue Code, it is possible that is not the case or that our future operations could cause us to fail to qualify. Qualification as a REIT requires us to satisfy numerous requirements established under highly technical and complex Internal Revenue Code provisions. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources, and we must pay dividends to stockholders aggregating at least 90% of our annual REIT taxable income. While we are not aware of anything significant that is pending, legislation, new regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of qualification as a REIT. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates. Unless we are entitled to relief under statutory provisions, we would be disqualified from treatment as a REIT for the four taxable years following the year during which we lost qualification. If we lose our REIT status, our net earnings available for distribution to stockholders or investments would be significantly reduced for each of the years involved. In addition, we would no longer be required to make distributions to stockholders.

Risk factors

A downgrade of our credit rating could impair our ability to obtain additional debt financing on favorable terms, if at all, and significantly reduce the trading price of our common stock.

We currently have a credit rating of Baa3 from Moody’s Investor Services and BBB- from Standard & Poor’s and Fitch on our senior unsecured notes. If any of these rating agencies downgrade our credit rating, or place our rating under watch or review for possible downgrade, this could make it more difficult or expensive for us to obtain additional debt financing, and the trading price of our common stock will likely decline. Factors that may affect our credit rating include, among other things, our success in raising sufficient equity capital, our capital structure and level of indebtedness and pending or future changes in the regulatory framework applicable to our operators and our industry. We cannot assure you that these credit agencies will not downgrade our credit rating in the future.

Unforeseen costs associated with the acquisition of new properties could reduce our profitability.

Our business strategy contemplates future acquisitions that may not prove to be successful. For example, we might encounter unanticipated difficulties and expenditures relating to any acquired properties, including contingent liabilities, and newly acquired properties might require significant management attention that would otherwise be devoted to our ongoing business. If we agree to provide funding to enable healthcare operators to build, expand or renovate facilities on our properties and the project is not completed, we could be forced to become involved in the development to ensure completion or we could lose the property. These costs may negatively affect our results of operations.

We may recognize losses on the sale of certain facilities.

From time to time, we classify certain facilities, including unoccupied buildings and land parcels, as assets held for sale. For example, as of September 30, 2003, approximately $5.2 million in book value of our facilities was classified as held for sale. To the extent we are unable to sell these properties for book value, we may be required to take an impairment charge or loss on the sale, either of which would reduce our net income.

Our success depends in part on our ability to retain key personnel.

We depend on the efforts of our executive officers, particularly Mr. R. Bruce Andrews, Mr. Douglas M. Pasquale, Mr. Mark L. Desmond and Mr. Donald D. Bradley. Mr. Andrews intends to retire later this year. The loss of the services of these persons or the limitation of their availability could have an adverse impact on our operations. Although we have entered into employment and security agreements with these executive officers, these agreements may not assure their continued service.

As owners of real estate, we are subject to environmental laws that expose us to the possibility of having to pay damages to the government and costs of remediation if there is contamination on our property.

Under various laws, owners of real estate may be required to investigate and clean up hazardous substances present at a property, and may be held liable for property damage or personal injuries that result from environmental contamination. These laws also expose us to the possibility that we become liable to reimburse the government for damages and costs it incurs in connection with the contamination, regardless of whether we were aware of, or responsible for, the environmental contamination. We review environmental surveys of the facilities we own prior to their purchase. Based upon those surveys we do not believe that any of our properties are subject to material environmental contamination. However, environmental liabilities may be present in our properties and we may incur costs to remediate contamination that could have a material adverse effect on our business or financial condition.

Risk factors

If the holders of our notes exercise their rights to require us to repurchase their notes, we may have to make substantial payments, incur additional debt or issue equity securities to finance the repurchase.

Some of our medium-term notes grant the holders the right to require us, on specified dates, to repurchase their notes at a price equal to the principal amount of the notes to be repurchased plus accrued and unpaid interest. For example, the holders of approximately $55 million in principal amount of our 6.9% medium-term notes may require us to repurchase their notes in 2004. If the holders of these notes elect to require us to repurchase their notes, we may be required to make significant payments, which would adversely affect our liquidity. Alternatively, we could finance the repurchase through the issuance of additional debt securities, which may have terms that are not as favorable as the notes we are repurchasing, or equity securities, which will dilute the interests of our existing stockholders.

Our level of indebtedness may adversely affect our financial results.

As of September 30, 2003, we had total consolidated indebtedness of approximately $735.7 million and total assets of approximately $1.4 billion, and we may incur additional indebtedness in the future. The risks associated with a high degree of financial leverage include:

➢	increasing our sensitivity to general economic and industry conditions;

➢	limiting our ability to obtain additional financing on favorable terms;

➢	requiring a substantial portion of our cash flow to make interest and principal payments due on our indebtedness;

➢	a possible downgrade of our credit rating; and

➢	limiting our flexibility in planning for, or reacting to, changes in our business and industry.

RISKS RELATED TO THIS OFFERING

New investors in our common stock will experience immediate and substantial dilution.

The offering price of our common stock is substantially higher than what the net tangible book value per share of our common stock will be immediately after this offering. As of September 30, 2003, our net tangible book value per share of common stock was approximately $8.70 per share of common stock. Purchasers of our common stock in this offering will incur an immediate dilution of approximately $10.68 per share, assuming a public offering price of $20.28 per share, after the payment of underwriting discounts and commissions and estimated expenses of this offering.

Market volatility may adversely affect the market price of our common stock.

As with other publicly traded securities, the trading price of our common stock depends on several factors, many of which are beyond our control, including:

➢	general market and economic conditions;

➢	prevailing interest rates;

➢	the market for similar securities issued by REITs;

➢	our credit rating; and

➢	our financial condition, performance and profits.

Risk factors

Our charter and bylaws contain provisions that may delay, defer or prevent a change in control or other transactions that could provide the holders of our common stock with the opportunity to realize a premium over the then-prevailing market price for our common stock.

In order to protect us against the risk of losing our REIT status for federal income tax purposes, our charter prohibits the ownership by any single person of more than 9.9% of the issued and outstanding shares of our voting stock. We have the right to redeem shares acquired or held in excess of the ownership limit. In addition, any acquisition of our common stock or preferred stock that would result in our disqualification as a REIT is null and void. The ownership limit may have the effect of delaying, deferring or preventing a change in control of our company and could adversely affect our stockholders’ ability to realize a premium over the market price for the shares of our common stock. Our board of directors has increased the ownership limit to 20% with respect to one of our stockholders. Based on SEC filings, that stockholder beneficially owned 3,900,700 of our shares, or approximately 6.63% of our common stock, as of May 2, 2003.

Our charter authorizes us to issue additional shares of common stock and one or more series of preferred stock and to establish the preferences, rights and other terms of any series of preferred stock that we issue. Although our board of directors has no intention to do so at the present time, it could establish a series of preferred stock that could delay, defer or prevent a transaction or a change in control that might involve the payment of a premium over the market price for our common stock or otherwise be in the best interests of our stockholders.

In addition, the following provisions of our charter may delay, defer or prevent a transaction that may be in the best interests of our stockholders:

➢	in certain circumstances, a proposed consolidation, merger, share exchange or transfer must be approved by two-thirds of the votes of our preferred stockholders entitled to be cast on the matter;

➢	business combinations must be approved by 90% of the outstanding shares unless the transaction receives a unanimous vote or consent of our board of directors or is a combination solely with a wholly owned subsidiary; and

➢	the classification of our board of directors into three groups, with each group of directors being elected for successive three-year terms, may delay any attempt to replace our board.

Holders of our outstanding preferred stock have liquidation and other rights that are senior to the rights of the holders of our common stock.

As of September 30, 2003, 1,000,000 shares of our Series A cumulative preferred step-up REIT preferred stock were outstanding. Holders of our preferred stock are entitled to cumulative dividends before any dividends may be declared or set aside on our common stock, subject to limited exceptions. In addition, upon our voluntary or involuntary liquidation, dissolution or winding up, before any payment is made to holders of our common stock, holders of our preferred stock are entitled to receive a liquidation preference of $100 per share, plus any accrued and unpaid distributions. This will reduce the remaining amount of our assets, if any, available to distribute to holders of our common stock. Our board of directors has the authority to designate and issue preferred stock in the future that may have dividend, liquidation and other rights that are senior to those of our common stock.

A decision by any of our significant stockholders to sell substantial amounts of our common stock could depress our stock price.

Based on filings with the SEC and shareholder reporting services, two of our stockholders own approximately an aggregate of 14.75% of our common stock. A decision by either of these stockholders to sell a substantial amount of our common stock could depress the trading price of our common stock.

Statement regarding forward-looking disclosure

Certain information contained in this prospectus supplement and the accompanying prospectus includes forward-looking statements. Forward-looking statements include statements regarding our expectations, beliefs, intentions, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are not statements of historical facts. These statements may be identified, without limitation, by the use of forward-looking terminology such as “may,” “will,” “anticipates,” “expects,” “believes,” “intends,” “should” or comparable terms or their negatives. All forward-looking statements included in this prospectus supplement and the accompanying prospectus are based on information available to us on the date of the applicable document. These statements speak only as of the date of the applicable document, and we assume no obligation to update such forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. These statements involve risks and uncertainties that could cause actual results to differ materially from those described in the statements. These risks and uncertainties include, without limitation, the following:

➢	continued deterioration of the operating results or financial condition, including bankruptcies, of our tenants;

➢	occupancy levels at certain facilities;

➢	changes in the ratings of our debt securities;

➢	access to the capital markets and the cost of capital;

➢	government regulations, including changes in the reimbursement levels under the Medicare and Medicaid programs;

➢	the general distress of the healthcare industry;

➢	the effect of economic and market conditions and changes in interest rates;

➢	the amount and yield of any additional investments;

➢	the ability of our operators to repay deferred rent or loans in future periods;

➢	the ability of our operators to obtain and maintain adequate liability and other insurance;

➢	our ability to attract new operators for certain facilities;

➢	our ability to sell certain facilities for their book value;

➢	changes in tax laws and regulations affecting REITs; and

➢	the risk factors set forth under the caption “Risk factors” in this prospectus supplement.

Other risks, uncertainties and factors, including those discussed in other filings with the SEC, could cause our actual results to differ materially from those projected in any forward-looking statement we make.

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $105.7 million (or $121.5 million if the over-allotment option is exercised in full), assuming a public offering price of $20.28 per share, after the payment of underwriting discounts and commissions and estimated expenses of this offering. We intend to use the net proceeds from this offering to repay amounts outstanding under our revolving bank line of credit and the remainder for general corporate purposes, including investments in health care-related properties. As of January 13, 2004, the aggregate amount of such indebtedness was approximately $86.0 million, having interest rates between 2.325% and 4.0% and a maturity date of November 7, 2005. Amounts outstanding under our bank line of credit were incurred for general corporate purposes, including the acquisition or construction of health care-related properties and the funding of mortgage loans secured by health care related properties.

Capitalization

The following table presents our consolidated capitalization as of September 30, 2003:

➢	on an actual basis; and

➢	on an adjusted basis giving effect to the issuance and sale of our common stock being offered by this prospectus supplement and the accompanying prospectus at an assumed offering price of $20.28 per share and the application of the net proceeds from this offering.

This table should be read in conjunction with our consolidated financial statements and related notes contained therein in our quarterly report on Form 10-Q for the third quarter ended September 30, 2003, which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of September 30, 2003
	Actual	As adjusted

	(unaudited, in thousands except share and per share data)
Cash and cash equivalents	$10,823	$66,486

Debt:
Borrowings under unsecured revolving credit facility	50,000	—
Senior notes due 2003-2038(1)	548,750	548,750
Notes and bonds payable	136,908	136,908

Total debt	$735,658	$685,658

Stockholders’ equity:
Preferred stock, $1.00 par value per share; 5,000,000 shares authorized; 1,000,000 shares issued and outstanding, actual and as adjusted; stated at liquidation preference of $100 per share	100,000	100,000
Common stock, $0.10 par value per share; 100,000,000 shares authorized; 58,797,216 shares issued and outstanding, actual; 64,297,216 shares issued and outstanding, as adjusted	5,880	6,430
Capital in excess of par value	722,113	827,226
Cumulative net income	722,191	722,191
Cumulative dividends	(938,903)	(938,903)

Total stockholders’ equity	611,281	716,944

Total capitalization	$1,346,939	$1,402,602

(1)	Does not reflect the repayment of $8 million in aggregate principal amount of medium-term notes repaid in November 2003 and $23.8 million in aggregate principal amount of medium-term notes repaid in January 2004.

The information in the preceding table excludes:

➢	757,000 shares of our common stock issuable upon exercise of options outstanding as of September 30, 2003, at a weighted average exercise price of $18.57 per share;

➢	298,933 shares of our common stock available for future grant under our stock option and restricted stock plan as of September 30, 2003; and

➢	825,000 shares of our common stock that may be purchased by the underwriters to cover over-allotments, if any.

Certain US federal income tax considerations

The following summary of material US federal income tax considerations is based on current law and does not purport to deal with all aspects of taxation that may be relevant to particular holders of common stock in light of their personal investment or tax circumstances. This summary deals only with common stock held and beneficially held as capital assets. Additionally, this summary does not address the tax consequences to taxpayers who are subject to certain rules (including insurance companies, financial institutions, broker-dealers, investors in pass-through entities, expatriates, taxpayers subject to the alternative minimum tax, taxpayers that elect to use a market-to-market method of accounting or taxpayers holding common stock as part of a hedging, integrated, constructive sale or conversion transaction or a straddle) under the federal income tax laws.

We advise each prospective purchaser to consult its own tax advisor regarding the specific tax consequences to it of the purchase, ownership and sale of common stock in an entity electing to be taxed as a REIT, including the federal, state, local, foreign and other tax consequences of the purchase, ownership and sale and of potential changes in applicable tax laws.

GENERAL

We have made an election to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, commencing with our taxable year ending December 31, 1985. We believe that we are organized and have operated in such a manner as to qualify for taxation as a REIT under the Internal Revenue Code and our proposed future method of operation will enable us to continue to so qualify. However, we may not have operated in a manner so as to qualify as a REIT or we may not continue to operate as a REIT in the future. Qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Internal Revenue Code on REITs, some of which are summarized below. While we intend to operate so that we qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, we may not satisfy the REIT tests or continue to do so. See “Failure to qualify” below.

The sections of the Internal Revenue Code relating to qualification and operation as a REIT, and the federal income tax treatment of a REIT and its securityholders, are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, rules and regulations promulgated under the Internal Revenue Code and administrative and judicial interpretations of the Internal Revenue Code.

TAXATION OF OUR COMPANY

In any year in which we qualify as a REIT, in general, we will not be subject to federal income tax on that portion of our taxable income or capital gain which is distributed to stockholders. We will, however, be subject to tax at normal corporate rates upon any taxable income or capital gain not distributed.

Notwithstanding our qualification as a REIT, we may also be subject to taxation in certain other circumstances. If we should fail to satisfy the 75% or the 95% gross income test (as discussed below), and nonetheless maintain our qualification as a REIT because certain other requirements are met, we will be subject to a 100% tax on the greater of:

➢	the amount by which we fail the 75% test; or

Certain US federal income tax considerations

➢	the excess of 90% of our gross income over the amount of the income attributable to sources that qualify under the 95% test, multiplied by a fraction intended to reflect our profitability.

We will also be subject to a tax of 100% on net income from “prohibited transactions” (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property), and we will be subject to tax on income from “foreclosure property” at the highest corporate rate, if we have:

➢	net income from the sale or other disposition of foreclosure property which is held primarily for sale to customers in the ordinary course of business; or

➢	other non-qualifying income from foreclosure property.

“Foreclosure property” is generally property acquired by reason of a default on indebtedness or a lease.

We would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we should fail to distribute during each calendar year at least the sum of:

➢	85% of our REIT ordinary income for that year;

➢	95% of our REIT capital gain net income for that year; and

➢	any undistributed taxable income from prior years.

In addition, if we acquire any asset from a “C corporation” (that is, a corporation generally subject to the full corporate level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we recognized a gain on the disposition of the asset during a 10 year period beginning on the date we acquired the asset, then the asset’s “built in” gain will be subject to tax at the highest regular corporate rate. We may also be subject to the corporate “alternative minimum tax” on our items of tax preference, as well as tax in certain situations not presently contemplated. We use the calendar year for federal income tax purposes and for financial reporting purposes.

REQUIREMENTS FOR QUALIFICATION

To qualify as a REIT, we must elect to be so treated and must meet the requirements, discussed below, relating to our organization, sources of income, nature of assets and distributions of income to stockholders.

Organizational requirements

The Internal Revenue Code defines a REIT as a corporation, trust or association:

➢	which is managed by one or more trustees or directors;

➢	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

➢	which would be taxable as a domestic corporation, but for the REIT provisions of the Internal Revenue Code;

➢	which is neither a financial institution nor an insurance company subject to certain provisions of the Internal Revenue Code;

➢	the beneficial ownership of which is held by 100 or more persons;

Certain US federal income tax considerations

➢	during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code); and

➢	which meets certain other tests, described below, regarding the nature of its income and assets.

The Internal Revenue Code provides that the first four conditions must be met during the entire taxable year and that the fifth condition must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For our taxable years beginning on or after January 1, 1998, we will be treated as having satisfied the sixth condition if we comply with the regulatory requirements to request information from our stockholders regarding their actual ownership of our stock, and do not know, or through exercising reasonable diligence would not have known, that we failed to satisfy the condition. If we fail to comply with these regulatory requirements for any taxable year, we will be subject to a penalty of $25,000, or $50,000 if the failure was intentional. However, if our failure to comply was due to reasonable cause and not willful neglect, no penalties will be imposed. Our Amended and Restated Articles of Incorporation, as amended, provide for restrictions regarding transfer of our capital stock in order (among other purposes) to assist us in continuing to satisfy the share ownership requirements described in the fifth and sixth conditions. Such transfer restrictions are described in “Description of common stock—Redemption and business combination provisions” in the prospectus to which this prospectus supplement relates.

Gross income tests

In order for us to maintain our qualification as a REIT, there are two requirements relating to our gross income that must be satisfied annually:

➢	at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including “rents from real property” and, in certain circumstances, interest) or temporary investment income; and

➢	at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from real property and from dividends, other types of interest and gain from the sale or disposition of stock or securities or from any combination of the foregoing.

In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to the share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for federal income tax purposes. Thus, our proportionate share of the assets, liabilities and items of income of the partnerships in which we have an interest will be treated as our assets, liabilities and items of income for purposes of applying the REIT requirements described herein.

Rents we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met:

➢	the amount of rent generally must not be based in whole or in part on the income or profits of any person (an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales);

➢	the Internal Revenue Code provides that rents received from a tenant will not qualify as “rents from real property” in satisfying the gross income tests if the REIT, or one or more owners of 10% or more of the REIT, directly or constructively, own in the aggregate 10% or more of the tenant;

Certain US federal income tax considerations

➢	if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as “rents from real property;” and

➢	for rents received to qualify as “rents from real property,” the REIT generally must not operate or manage the property or furnish or render services to the tenants of the property, other than through an independent contractor from whom the REIT derives no income, except that we may directly perform certain services other than services which are not “usually or customarily rendered” in connection with the rental space for occupancy only and are considered “rendered to the occupant” of the property.

For our taxable years beginning on or after January 1, 1998, a de minimis amount of up to 1% of the gross income received by us from each property is permitted to be from the provision of non-customary services without disqualifying all other amounts received from the property as “rents from real property.” However, the de minimis amount itself will not qualify as “rents from real property” for purposes of the 75% and 95% gross income tests. In addition, for our taxable years beginning on or after January 1, 2001, we may furnish certain services (including “non-customary” services) through a taxable REIT subsidiary. A taxable REIT subsidiary includes a corporation other than a REIT in which a REIT directly or indirectly holds stock and that has made a joint election with the REIT to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary is subject to federal income tax at regular corporate rates. Currently, we do not hold any interests in taxable REIT subsidiaries.

We typically do not provide services to any lessees under our leases, and to the extent that we provide services to any lessee, we believe that any and all services were and will be of the type usually or customarily rendered in connection with the rental of space for occupancy only, and therefore, that the provision of the services did not and will not cause the rents received with respect to the properties or newly acquired properties to fail to qualify as rents from real property for purposes of the 75% and 95% gross income tests. If we contemplate providing services in the future that reasonably might be expected not to meet the “usual or customary” standard, we will arrange to have the services provided by an independent contractor from which we derive no income or by an affiliated entity that has elected taxable REIT subsidiary status. It is anticipated that, for purposes of the gross income tests, our investment in our leases will in major part give rise to qualifying income in the form of rents and gains on the sales of leased property.

Even if we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under certain provisions of the Internal Revenue Code. These relief provisions will be generally available if our failure to meet the tests is due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our return and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above in “—Taxation of our company,” even if these relief provisions apply, a tax would be imposed with respect to our excess gross income reduced by approximated expenses.

Asset tests

At the close of each quarter of our taxable year, we must also satisfy the following four tests relating to the nature of our assets:

➢	at least 75% of the value of our total assets must be represented by real estate assets (including (i) our allocable share of real estate assets held by partnerships in which we own an interest and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of our stock offering or long-term (at least five years) debt offering), cash, cash items and government securities;

Certain US federal income tax considerations

➢	not more than 25% of our total assets may be represented by securities other than those in the 75% asset class;

➢	of the investments included in the 25% asset class, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets (unless the issuer is a taxable REIT subsidiary) and we may not own more than 10% of the vote or value of any one issuer’s outstanding securities (unless the issuer is a taxable REIT subsidiary or unless we can avail ourself of a safe harbor for “straight debt”); and

➢	not more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries.

Our investment in our leases will constitute qualified assets for purposes of the 75% asset test.

Annual distribution requirements

In order to qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to you in an amount at least equal to (A) the sum of (i) 90% of our REIT taxable income (computed without regard to the dividends paid deduction and our net capital gain) and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of noncash income. We must pay annual distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for that year and if paid on or before the first regular dividend payment after the declaration. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular ordinary and capital gains corporate tax rates, as applicable. For our taxable years beginning on or after January 1, 1998, we may designate all or a portion of our undistributed net capital gains as being includable in your income as gain from the sale or exchange of a capital asset, and you would receive an increase in the basis of your stock in our company in the amount of the income recognized. You would also be treated as having paid your proportionate share of the capital gains tax imposed on us on the undistributed amounts and would receive a corresponding decrease in the basis of your stock in our company. Furthermore, we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we should fail to distribute during each calendar year at least the sum of:

➢	85% of our REIT ordinary income for that year;

➢	95% of our REIT capital gain net income for that year; and

➢	any undistributed taxable income from prior periods.

We believe we have made, and intend to make, timely distributions sufficient to satisfy all annual distribution requirements.

It is possible that, from time to time, we may experience timing differences between:

➢	the actual receipt of income and actual payment of deductible expenses; and

➢	the inclusion of that income and deduction of the expenses in arriving at our taxable income.

Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property which exceeds our allocable share of cash attributable to that sale. Additionally, we may incur cash expenditures that are not currently deductible for tax purposes. As such, we may have less cash available for distribution than is necessary to meet our annual 90% distribution

Certain US federal income tax considerations

requirement or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income. To meet the 90% distribution requirement necessary to qualify as a REIT or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income, we may find it appropriate to arrange for short-term (or possibly long-term) borrowings or to pay distributions in the form of taxable stock dividends.

Under certain circumstances relating to any Internal Revenue Service audit adjustments that increase income, we may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to you in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Pursuant to applicable Treasury Regulations, in order to be able to elect to be taxed as a REIT, we must maintain certain records and may be required to request certain information from you designed to disclose the actual ownership of our stock. We have complied and intend to continue to comply with these requirements.

FAILURE TO QUALIFY

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to you in any year in which we fail to qualify will not be deductible by us nor will they be required to be made. If we do fail to qualify, to the extent of current and accumulated earnings and profits, all distributions to you will be taxable as ordinary income, and, subject to certain limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. It is not possible to state whether in all circumstances we would be entitled to the statutory relief.

TAXATION OF STOCKHOLDERS

Taxation of taxable domestic stockholders

As long as we qualify as a REIT, if you are a taxable US stockholder, distributions made to you out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by you as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which you have held our stock. However, if you are a corporation, you may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to you to the extent that they do not exceed the adjusted basis of your shares, but rather will reduce the adjusted basis of the shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of your shares, you will include the distributions in income as long-term capital gain (or short-term capital gain if you have held the shares for one year or less) assuming the shares are a capital asset in your hands. In addition, any distribution declared by us in October, November or December of any year payable to you as a stockholder of record on a specified date in any of these months shall be treated as

Certain US federal income tax considerations

both paid by us and received by you on December 31 of that year, provided that the distribution is actually paid by us during January of the following calendar year. You may not include in your individual income tax returns any of our net operating losses or capital losses.

In general, any loss upon a sale or exchange of shares by you, if you have held the shares for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from us required to be treated by you as long-term capital gain.

Backup withholding

Assuming that you are a US stockholder, we will report to you and the Internal Revenue Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, you may be subject to backup withholding with respect to distributions paid unless you:

➢	are a corporation or come within certain other exempt categories and when required, demonstrate this fact; or

➢	provide a taxpayer identification number, certify as to no loss of exemption from backup withholding, and otherwise comply with applicable requirements of the backup withholding rules.

If you do not provide us with your correct taxpayer identification number, you may also be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against your income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to you, if you fail to certify your nonforeign status to us. See “—Taxation of stockholders—Taxation of foreign stockholders.”

Treatment of tax-exempt stockholders

If you are a tax-exempt employee pension trust or other domestic tax-exempt stockholder, our distributions to you generally will not constitute “unrelated business taxable income,” or UBTI, unless you have borrowed to acquire or carry our common stock. However, qualified trusts that hold more than 10% (by value) of certain REITs may be required to treat a certain percentage of that REIT’s distributions as UBTI. This requirement will apply only if:

➢	the REIT would not qualify for federal income tax purposes but for the application of a “look-through” exception to the “five or fewer” requirement applicable to shares held by qualified trusts; and

➢	the REIT is “predominantly held” by qualified trusts.

A REIT is predominantly held if either:

➢	a single qualified trust holds more than 25% by value of the REIT interests; or

➢	one or more qualified trusts, each owning more than 10% by value of the REIT interests, hold in the aggregate more than 50% by value of the REIT interests.

The percentage of any REIT dividend treated as UBTI is equal to the ratio of the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to the total gross income (less certain associated expenses) of the REIT.

A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5% for any year. For those purposes, a qualified trust is any trust described in section 401(a) of the Internal Revenue Code and exempt from tax under section 501(a) of the Internal Revenue Code. The provisions requiring

Certain US federal income tax considerations

qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the “five or fewer” requirement without relying upon the “look-through” exception. The restrictions on ownership of our common stock in our Amended and Restated Articles of Incorporation, as amended, will prevent application of the provisions treating a portion of REIT distributions as UBTI to tax-exempt entities purchasing our common stock, absent approval by the board of directors.

Taxation of foreign stockholders

The rules governing US federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, Non-US Stockholders) are complex and no attempt will be made herein to provide more than a summary of these rules. Prospective Non-US Stockholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares, including any reporting requirements.

If you are a Non-US Stockholder, the following discussion will apply to you. Distributions that are not attributable to gain from our sales or exchanges of US real property interests and not designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will ordinarily be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax.

However, if income from the investment in the shares is treated as effectively connected with your conduct of a US trade or business, you generally will be subject to a tax at graduated rates, in the same manner as US stockholders are taxed with respect to the distributions (and may also be subject to the 30% branch profits tax if you are a foreign corporation). We expect to withhold US income tax at the rate of 30% on the gross amount of any distributions made to you unless:

➢	a lower treaty rate applies, you file an Internal Revenue Service Form W-8BEN with us and other conditions are met; or

➢	you file an Internal Revenue Service Form W-8ECI with us claiming that the distribution is effectively connected income, and other conditions are met.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to you to the extent that the distributions do not exceed the adjusted basis of your shares, but rather will reduce the adjusted basis of the shares. To the extent that distributions in excess of current accumulated earnings and profits exceed the adjusted basis of your shares, these distributions will give rise to tax liability if you would otherwise be subject to tax on any gain from the sale or disposition of your shares in us, as described below. If it cannot be determined at the time a distribution is made whether or not the distribution will be in excess of current and accumulated earnings and profits, the distributions will be subject to withholding at the same rate as dividends. However, amounts thus withheld are refundable if it is subsequently determined that a distribution was, in fact, in excess of our current and accumulated earnings and profits.

For any year in which we qualify as a REIT, distributions that are attributable to gain from our sales or exchanges of US real property interests will be taxed to you under the provisions of the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA. Under FIRPTA, distributions attributable to gain from sales of US real property interests are taxed to you as if the gain were effectively connected with a US business. You would thus be taxed at the normal capital gain rates applicable to US stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30%

Certain US federal income tax considerations

branch profits tax in the hands of a foreign corporate stockholder not entitled to a treaty exemption. We are required by applicable Treasury Regulations to withhold 35% of any distribution that could be designated by us as a capital gains dividend. This amount is creditable against your FIRPTA tax liability.

Gain recognized by you upon a sale of shares generally will not be taxed under FIRPTA if we are a “domestically controlled REIT,” defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. It is currently anticipated that we will be a “domestically controlled REIT,” although there can be no assurance that we will retain that status. If we are not “domestically controlled,” gain recognized by you will continue to be exempt under FIRPTA if you at no time owned more than five percent of our common stock. However, gain not subject to FIRPTA will be taxable to you if:

➢	investment in the shares is effectively connected with your US trade or business, in which case you will be subject to the same treatment as US stockholders with respect to the gain; or

➢	you are a nonresident alien individual who was present in the United States for more than 182 days during the taxable year and other applicable requirements are met, in which case you will be subject to a 30% tax on your capital gains.

If the gain on the sale of shares were to be subject to taxation under FIRPTA, you will be subject to the same treatment as US stockholders with respect to the gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

If the proceeds of a sale of shares by you are paid by or through a US office of a broker, the payment is subject to information reporting and to backup withholding unless you certify as to your name, address and non-US status or otherwise establish an exemption. Generally, US information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the US through a non-US office of a non-US broker. US information reporting requirements (but not backup withholding) will apply, however, to a payment of disposition proceeds outside the US if:

➢	the payment is made through an office outside the US of a broker that is: (a) a US person; (b) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the US; or (c) a “controlled foreign corporation” for US federal income tax purposes; and

➢	the broker fails to initiate documentary evidence that you are a Non-US Stockholder and that certain conditions are met or that you otherwise are entitled to an exemption.

TAX ASPECTS OF OUR INVESTMENTS IN PARTNERSHIPS

We hold direct or indirect interests in various partnerships. In general, partnerships are “pass-through” entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We will include our proportionate share of the foregoing items of the partnerships for purposes of the various REIT income tests and in the computation of our REIT taxable income. See “—Requirements for qualification—Gross income tests.” Any resultant increase in our REIT taxable income will increase our distribution requirements (see “—Requirements for qualification—Annual distribution requirements”), but will not be subject to federal income tax in our hands provided that the income is distributed by us to our stockholders. Moreover, for purposes of the REIT asset tests (see “—Requirements for qualification—Asset tests”), we will include our proportionate share of assets held by the partnerships.

Certain US federal income tax considerations

OTHER TAX CONSEQUENCES

New legislation

On May 28, 2003, the President signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003. This new tax law will reduce the maximum individual tax rate for long-term capital gains generally from 20% to 15% (for sales occurring after May 5, 2003 through December 31, 2008) and for dividends generally from 38.6% to 15% (for tax years from 2003 through 2008). Without future congressional action, the maximum tax rate on long-term capital gains will return to 20% in 2009, and the maximum rate on dividends will move to 35% in 2009 and 39.6% in 2011. Because we are not generally subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our stockholders, our dividends will generally not be eligible for the new 15% tax rate on dividends. As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rates applicable to ordinary income. However, the 15% tax rate for long-term capital gains and dividends will generally apply to:

➢	your long-term capital gains, if any, recognized on the disposition of our shares;

➢	our distributions designated as long-term capital gain dividends (except to the extent attributable to “unrecaptured Section 1250 gain,” in which case such distributions would continue to be subject to a 25% tax rate);

➢	our dividends attributable to dividends received by us from non-REIT corporations, such as taxable REIT subsidiaries; and

➢	our dividends to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income).

Although this legislation does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable treatment of regular corporate dividends could cause investors who are individuals to consider stocks of other corporations that pay dividends as more attractive relative to stocks of REITs. It is not possible to predict whether this change in perceived relative value will occur, or what the effect will be on the market price of our stock.

Possible legislative or other actions affecting tax consequences

Prospective holders of our common stock should recognize that the present federal income tax treatment of investment in our company may be modified by legislative, judicial or administrative action at any time and that any of these actions may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations thereof could adversely affect the tax consequences of investment in our company.

State and local taxes

We may be, and you may also be, required to pay tax in various state or local jurisdictions, including those in which we (or you) transact business or reside. Our state and local tax treatment and your state and local tax treatment may not conform to the federal income tax consequences discussed above. Consequently, you should consult your tax advisors regarding the effect of state and local tax laws on an investment in our company.

Underwriting

We are offering the shares of our common stock described in this prospectus supplement through the underwriters named below. UBS Securities LLC, J.P. Morgan Securities Inc., Banc of America Securities LLC, A.G. Edwards & Sons, Inc. and Legg Mason Wood Walker, Incorporated are the representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares

UBS Securities LLC
J.P. Morgan Securities Inc.
Banc of America Securities LLC
A.G. Edwards & Sons, Inc.
Legg Mason Wood Walker, Incorporated

Total	5,500,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Sales of shares made outside of the United States may be made by affiliates of the underwriters.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to 825,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $             per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

Underwriting

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 825,000 shares:

	No exercise	Full exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $300,000, or $350,000 if the over-allotment option is exercised.

NO SALES OF SIMILAR SECURITIES

We and our executive officers have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons generally may not, without the prior written approval of UBS Securities LLC and J.P. Morgan Securities Inc., subject to certain exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. At any time and without public notice, UBS Securities LLC and J.P. Morgan Securities Inc. may in their sole discretion release some or all of the securities from these lock-up agreements.

INDEMNIFICATION AND CONTRIBUTION

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

NEW YORK STOCK EXCHANGE LISTING

Our common stock is listed on the New York Stock Exchange under the symbol “NHP.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short

Underwriting

sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the New York Stock Exchange or otherwise.

AFFILIATIONS

Certain of the underwriters and their affiliates have in the past provided and may from time to time provide certain commercial banking, financial advisory, investment banking and other services for us for which they were and will be entitled to receive separate fees.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Legal matters

The validity of the common stock we are offering by this prospectus supplement and the accompanying prospectus will be passed upon for us by Venable LLP. Certain legal matters will be passed upon for us by O’Melveny & Myers LLP. Dewey Ballantine LLP is counsel to the underwriters in connection with this offering. O’Melveny & Myers LLP and Dewey Ballantine LLP will rely upon Venable LLP as to matters of Maryland law.

Experts

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual report on Form 10-K/A for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus supplement and the accompanying prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Incorporation by reference

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to the other information we have filed with the SEC. The information that we incorporate by reference is considered a part of this prospectus supplement. We incorporate by reference the following documents (File No. 1-9028) we filed with the SEC pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, other than information in these documents that is not deemed to be filed with the SEC:

➢	our Annual Report on Form 10-K for the year ended December 31, 2002, filed on March 11, 2003, as amended on Form 10-K/A, filed on October 14, 2003;

➢	our Current Report on Form 8-K filed on May 1, 2003;

➢	our Quarterly Report on Form 10-Q for the first quarter ended March 31, 2003, filed on May 13, 2003, as amended on Form 10-Q/A filed on October 14, 2003;

➢	our Current Report on Form 8-K filed on June 10, 2003;

➢	our Quarterly Report on Form 10-Q for the second quarter ended June 30, 2003, filed on August 4, 2003;

➢	our Quarterly Report on Form 10-Q for the third quarter ended September 30, 2003, filed on October 29, 2003; and

➢	the description of our common stock contained in our registration statement on Form 10 filed on November 18, 1985, including the amendments thereto filed on December 4, 1985 and December 6, 1985, and any other amendment or report filed for the purpose of updating such description.

All documents we file later with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, subsequent to the date of this prospectus supplement and prior to the termination of the offering of the securities will be deemed to be incorporated by reference into this prospectus supplement, other than information in the documents that is not deemed to be filed with the SEC. A statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference into this prospectus supplement will be deemed to be modified or superseded to the extent that a statement contained in any subsequently filed document which is incorporated by reference into this prospectus supplement, modifies or supersedes that statement. Any statements so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We will provide without charge to each person to whom this prospectus supplement is delivered, on the request of any person, a copy of any or all the documents incorporated herein by reference, other than exhibits to the documents, unless the exhibits are specifically incorporated by reference into the documents that this prospectus supplement incorporates. Requests for copies in writing or by telephone should be directed to:

Nationwide Health Properties, Inc.

610 Newport Center Drive, Suite 1150

Newport Beach, California 92660

Attention: Mark L. Desmond

(949) 718-4400

Where you can find more information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at its public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public at the web site maintained by the SEC at http://www.sec.gov, as well as on our website at http://www.nhp-reit.com. You may inspect information that we file with The New York Stock Exchange at the offices of The New York Stock Exchange at 20 Broad Street, New York, New York 10005. Information on our website is not incorporated by reference herein and our web address is included as an inactive textual reference only.

PROSPECTUS

$500,000,000

Debt Securities

Preferred Stock

Common Stock

Securities Warrants

We may offer, from time to time, in one or more series:

•	debt securities;

•	warrants to purchase debt securities;

•	shares of our preferred stock;

•	warrants to purchase shares of our preferred stock;

•	shares of our common stock; and

•	warrants to purchase shares of our common stock.

The common stock warrants, the debt securities warrants and the preferred stock warrants are collectively referred to herein as the securities warrants. The debt securities, the preferred stock, the common stock and the securities warrants are collectively referred to herein as the securities. The securities will have an aggregate offering price of $500,000,000 and will be offered on terms to be determined at the time of offering. We will provide the specific terms of these securities in prospectus supplements to this prospectus prepared in connection with each offering. The prospectus supplement will also disclose whether the securities will be listed on a national securities exchange and if they are not to be listed, the possible effects thereof on their marketability. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities.

Securities may be sold directly, through agents from time to time or through underwriters or dealers. If any agent or any underwriter is involved in the sale of the securities, the name of the agent or underwriter and any applicable commission or discount will be set forth in the accompanying prospectus supplement. See “Plan of Distribution.” The net proceeds we receive from the sale also will be set forth in the applicable prospectus supplement.

Investing in the securities involves risks that are described under “Risk Factors” beginning on  page 3 of this prospectus and, if applicable, under “ Risk Factors” in the applicable prospectus supplement.

Our common stock is traded on the New York Stock Exchange under the symbol “NHP”. On October 15, 2003, the closing price of our common stock was $18.42.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

The date of this prospectus is October 16, 2003

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in prospectus is current only as of the date of this prospectus.

i

SUMMARY

The following summary may not contain all the information that may be important to you. You should read the entire prospectus, any accompanying prospectus supplement and the documents incorporated by reference in the prospectus before making a decision to invest in our securities.

Whenever we refer herein to “NHP,” “us,” “we” or “our,” we are referring to Nationwide Health Properties, Inc. and its subsidiaries.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to or update information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Additional Information.”

As permitted by the rules and regulations of the SEC, this prospectus omits various information, exhibits, schedules and undertakings included in the registration statement. For further information pertaining to us and the securities offered under this prospectus and any prospectus supplement, we refer you to the registration statement and the attached exhibits and schedules, which you can obtain from the SEC as described below under “Additional Information,” as well as on our website at http://www.nhp-reit.com. Information on our website is not incorporated by reference herein and our web address is included as an inactive textual reference only. Although required material information has been presented in this prospectus, statements contained in this prospectus as to the contents and provisions of any contract or other document referred to in this prospectus may be summary in nature, and in each instance reference is made to the copy of that contract or other document filed as an exhibit to the registration statement, and each statement is qualified in all respects by this reference.

NHP

Nationwide Health Properties, Inc., a Maryland corporation organized in October 1985, is a real estate investment trust, or REIT, that invests in senior housing and long-term care properties – primarily independent and assisted living facilities, skilled nursing facilities and continuing care retirement communities. As of June 30, 2003, our gross investment in our properties, including mortgage loans receivable and our investment in an unconsolidated joint venture, was approximately $1.6 billion. As of June 30, 2003, we had investments in 382 facilities in 38 states, consisting of:

•	185 skilled nursing facilities;

•	132 assisted and independent living facilities;

•	12 continuing care retirement communities;

•	one rehabilitation hospital;

•	one long-term acute care hospital;

•	two buildings held for sale; and

•	49 assisted living facilities operated by an unconsolidated joint venture in which we have a 25% interest.

Other than the two buildings held for sale, substantially all of our owned facilities are leased under “triple-net” leases, which are accounted for as operating leases, to 69 healthcare providers.

Our principal executive offices are located at 610 Newport Center Drive, Suite 1150, Newport Beach, California 92660 and our telephone number is (949) 718-4400.

RATIO OF EARNINGS TO FIXED CHARGES

In computing the ratios of earnings to fixed charges, earnings have been based on consolidated income from continuing operations before fixed charges, exclusive of capitalized interest. No adjustments have been made for income from our unconsolidated joint venture because we have received in cash all equity method income reflected on the income statement. Fixed charges consist of interest on debt, including amounts capitalized. In computing the ratios of earnings to combined fixed charges and preferred stock dividends, preferred stock dividends consists of dividends on our 7.677% Series A cumulative redeemable preferred stock.

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Six Months Ended June 30,	Year Ended December 31,
	2003	2002	2001	2000	1999	1998
Ratio of earnings to fixed charges	1.90	1.79	2.08	2.13	2.14	2.38
Ratio of earnings to combined fixed charges and preferred stock dividends	1.68	1.57	1.83	1.89	1.88	2.01

RISK FACTORS

Generally speaking, the risks facing our company fall into two categories: risks associated with the operations of our operators; and other risks unique to our operations. You should carefully consider the risks and uncertainties described below before making an investment decision in our company. These risks and uncertainties are not the only ones facing us and there may be additional matters that we are unaware of or that we currently consider immaterial. All of these could adversely affect our business, financial condition, results of operations and cash flows and, thus, the value of an investment in our company.

Operator Risks

Our financial position could be weakened and our ability to make distributions could be limited if any of our major operators were unable to meet their obligations to us or failed to renew or extend their relationship with us as their lease terms expire, or if we were unable to lease or re-lease our facilities or make mortgage loans on economically favorable terms. These adverse developments could arise due to a number of factors, including those listed below.

The bankruptcy, insolvency or financial deterioration of our operators could significantly delay our ability to collect unpaid rents or require us to find new operators for rejected facilities.

We are exposed to the risk that our operators may not be able to meet their obligations, which may result in their bankruptcy or insolvency. Although our leases and loans provide us the right to terminate an investment, evict an operator, demand immediate repayment and other remedies, the bankruptcy laws afford certain rights to a party that has filed for bankruptcy or reorganization. An operator in bankruptcy may be able to restrict our ability to collect unpaid rent and interest during the bankruptcy proceeding.

•	Leases. If one of our lessees seeks bankruptcy protection, the lessee can either assume or reject the lease. Generally, the operator is required to make rent payments to us during their bankruptcy until they reject the lease. If the lessee assumes the lease, the court cannot change the rental amount or any other lease provision that could financially impact us. However, if the lessee rejects the lease, the facility would be returned to us. In that event, if we were able to re-lease the facility to a new operator only on unfavorable terms or after a significant delay, we could lose some or all of the associated revenue from that facility for an extended period of time.

•	Mortgage Loans. If an operator defaults under one of our mortgage loans, we may have to foreclose on the mortgage or protect our interest by acquiring title to a property and thereafter making substantial improvements or repairs in order to maximize the facility’s investment potential. Operators may contest enforcement of foreclosure or other remedies, seek bankruptcy protection against an enforcement and/or bring claims for lender liability in response to actions to enforce mortgage obligations. If an operator seeks bankruptcy protection, the automatic stay of the federal bankruptcy law would preclude us from enforcing foreclosure or other remedies against the operator unless relief is obtained from the court. High “loan to value” ratios or declines in the value of the facility may prevent us from realizing an amount equal to our mortgage loan upon foreclosure.

The receipt of liquidation proceeds or the replacement of an operator that has defaulted on its lease or loan could be delayed by the approval process of any federal, state or local agency necessary for the replacement of the operator licensed to manage the facility. In some instances, we may take possession of a property that exposes us to successor liabilities. These events, if they were to occur, could reduce our revenue and operating cash flow.

In addition, some of our leases provided for free rent at the beginning of the lease. These deferred amounts are repaid over the remainder of the lease term. Although the payment of cash rent is deferred, rental income is recorded on a straight-line basis over the life of the lease, such that the income recorded during the early years of the lease is higher than the actual cash rent received during that period, creating an asset on our balance sheet called deferred rent receivable. To the extent any of the operators under these leases, for the reasons discussed above, become unable to pay the deferred rents, we may be required to write down the rents receivable from those operators, which would reduce our net income.

Operators that fail to comply with governmental reimbursement programs such as Medicare or Medicaid, licensing and certification requirements, fraud and abuse regulations or new legislative developments may be unable to meet their obligations to us.

Our operators are subject to numerous federal, state and local laws and regulations that are subject to frequent and substantial changes (sometimes applied retroactively) resulting from legislation, adoption of rules and regulations, and administrative and judicial interpretations of existing law. The ultimate timing or effect of these changes cannot be predicted. These changes may have a dramatic effect on our operators’ costs of doing business and the amount of reimbursement by both government and other third-party payors. The failure of any of our operators to comply with these laws, requirements and regulations could adversely affect their ability to meet their obligations to us. In particular:

•	Medicare and Medicaid. A significant portion of our skilled nursing facility operators’ revenue is derived from governmentally-funded reimbursement programs, such as Medicare and Medicaid, and failure to maintain certification and accreditation in these programs would result in a loss of funding from them. Moreover, federal and state governments have adopted and continue to consider various reform proposals to control health care costs. In recent years, there have been fundamental changes in the Medicare program that have resulted in reduced levels of payment for a substantial portion of health care services. In many instances, revenues from Medicaid programs are already insufficient to cover the actual costs incurred in providing care to those patients. In addition, reimbursement from private payors has in many cases effectively been reduced to levels approaching those of government payors. Governmental concern regarding health care costs and their budgetary impact may result in significant reductions in payment to health care facilities, and future reimbursement rates for either governmental or private payors may not be sufficient to cover cost increases in providing services to patients. Loss of certification or accreditation or any changes in reimbursement policies that reduce reimbursement to levels that are insufficient to cover the cost of providing patient care, could cause the revenues of our operators to decline, potentially jeopardizing their ability to meet their obligations to us. In that event, our revenues from those facilities could be reduced, which could in turn cause the value of our affected properties to decline.

•	Licensing and Certification. Our operators and facilities are subject to regulatory and licensing requirements of federal, state and local authorities and are periodically audited by them to confirm compliance. Failure to obtain licensure or loss of licensure would prevent a facility from operating. Our skilled nursing facilities require governmental approval, in the form of a certificate of need that generally varies by state and is subject to change, prior to the addition or construction of new beds, the addition of services or certain capital expenditures. Some of our facilities may not be able to satisfy current and future certificate of need requirements and may for this reason be unable to continue operating in the future. In such event, our revenues from those facilities could be reduced or eliminated for an extended period of time.

•

Fraud and Abuse Regulations.    There are various extremely complex and largely uninterpreted federal and state laws governing a wide array of referrals, relationships and arrangements and prohibiting fraud by healthcare providers, including criminal provisions that prohibit filing false claims or making false statements to receive payment or certification under Medicare and Medicaid, or failing to refund overpayments or improper payments. Governments are devoting increasing attention and resources to anti-fraud initiatives against health care providers. The Health Insurance Portability and Accountability Act of 1996 and the Balanced Budget Act of 1997 expand the penalties for health care fraud, including broader provisions for the exclusion of providers from the Medicare and Medicaid programs. Further, under Operation Restore Trust, a major anti-fraud demonstration project, the Office of Inspector General of the U.S. Department of Health and Human Services, in cooperation with other federal and state agencies, has focused on the activities of skilled nursing facilities in certain states in which we have properties. The violation of any of these regulations by an operator may result in the imposition of fines or other penalties that could jeopardize that operator’s ability to make lease or mortgage payments to us or to continue operating its facility.

•	Legislative Developments. Each year, legislative proposals are introduced or proposed in Congress and in some state legislatures that would affect major changes in the healthcare system, either nationally or at the state level. Among the proposals under consideration are cost controls on state Medicaid reimbursements, a “Patient Bill of Rights” to increase the liability of insurance companies as well as the ability of patients to sue in the event of a wrongful denial of claim, a Medicare prescription drug benefit, hospital cost-containment initiatives by public and private payors, uniform electronic data transmission standards for healthcare claims and payment transactions, and higher standards to protect the security and privacy of health-related information. We cannot predict whether any proposals will be adopted or, if adopted, what effect, if any, these proposals would have on operators and, thus, our business.

Our operators are faced with increased litigation and rising insurance costs that may affect their ability to pay their lease or mortgage payments.

In some states, advocacy groups have been created to monitor the quality of care at skilled nursing facilities, and these groups have brought litigation against operators. Also, in several instances, private litigation by skilled nursing facility patients has succeeded in winning very large damage awards for alleged abuses. To a lesser extent, this litigation also has spilled over and affected assisted living facilities. The effect of this litigation and potential litigation has been to materially increase the costs of monitoring and reporting quality of care compliance incurred by our tenants. In addition, the cost of liability and medical malpractice insurance has increased and may continue to increase so long as the present litigation environment continues. Continued cost increases could cause our tenants to be unable to pay their lease or mortgage payments potentially decreasing our revenues and increasing our collection and litigation costs. Moreover, to the extent we are required to foreclose on the affected facilities, our revenues from those facilities could be reduced or eliminated for an extended period of time.

Overbuilding and increased competition has resulted in lower revenues for some of our operators and may affect the ability of our tenants to meet their payment obligations to us.

The healthcare industry is highly competitive and we expect that it may become more competitive in the future. Our operators are competing with numerous other companies providing similar health care services or alternatives such as home health agencies, life care at home, community-based service programs, retirement communities and convalescent centers. In addition, overbuilding in the assisted and independent living market has caused a slow-down in the fill-rate of newly constructed buildings and a reduction in the monthly rate many newly built and previously existing facilities were able to obtain for their services. This has resulted in lower revenues for the operators of certain of our facilities. It may also have contributed to the financial difficulties of some of our operators. While we believe that overbuilt markets should reach stabilization in the next couple of years due to minimal new development, we cannot be certain the operators of all of our facilities will be able to achieve occupancy and rate levels that will enable them to meet all of their obligations to us. Our operators may encounter increased competition in the future that could limit their ability to attract residents or expand their businesses and therefore affect their ability to pay their lease or mortgage payments.

Risks Unique to Us and Our Operations

In addition to the operator related risks discussed above, there are a number of risks directly associated with NHP and its operations.

We rely on external sources of capital to fund future capital needs, and if our access to such capital continues to be difficult, we may not be able to meet maturing commitments or make future investments necessary to grow our business.

In order to qualify as a REIT under the Internal Revenue Code, we are required, among other things, to distribute each year to our stockholders at least 90% of our REIT taxable income. Because of this distribution requirement, we will not be able to fund, from cash retained from operations, all future capital needs, including capital needs to satisfy or refinance maturing commitments and to make investments. As a result, we rely on external sources of capital. If we are unable to obtain needed capital at all or only on unfavorable terms from these sources, we might not be able to make the investments needed to grow our business, or to meet our obligations and commitments as they mature, which could negatively affect the ratings of our debt and even, in extreme circumstances, affect our ability to continue operations. Our access to capital depends upon a number of factors over which we have little or no control, including general market conditions and the market’s perception of our growth potential and our current and potential future earnings and cash distributions and the market price of the shares of our capital stock. Generally speaking, difficult capital market conditions in our industry during the past several years have limited our access to capital. As a result, while we have been able to meet our maturing commitments, the level of our new investments has decreased except in 2002. We currently expect difficult market conditions to prevail during 2003, which could limit our access to capital for the coming year. While we do not expect this to affect our ability to meet our maturing commitments, it could limit our ability to make future investments. Our potential capital sources include:

•	Equity Financing. As with other publicly-traded companies, the availability of equity capital will depend, in part, on the market price of our common stock which, in turn, will depend upon various market conditions that may change from time to time. Among the market conditions and other factors that may affect the market price of our common stock are:

•	the extent of investor interest;

•	the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

•	our financial performance and that of our operators;

•	the contents of analyst reports about us and the REIT industry;

•	general stock and bond market conditions, including changes in interest rates on fixed income securities, which may lead prospective purchasers of our common stock to demand a higher annual yield from future distributions;

•	our failure to maintain or increase our dividend, which is dependent, to a large part, on growth of funds from operations which in turn depends upon increased revenues from additional investments and rental increases; and

•	other factors such as governmental regulatory action and changes in REIT tax laws.

The market value of the equity securities of a REIT is generally based upon the market’s perception of the REIT’s growth potential and its current and potential future earnings and cash distributions. Our failure to meet the market’s expectation with regard to future earnings and cash distributions likely would adversely affect the market price of our common stock and reduce the value of your investment.

•

Debt Financing/Leverage.    Financing for our maturing commitments and future investments may be provided by borrowings under our bank line of credit, private or public offerings of debt, the assumption of secured indebtedness, mortgage financing on a portion of our owned portfolio or through joint ventures. We are subject to risks normally associated with debt financing, including the risks that our cash flow will be insufficient to make distributions to our stockholders, that we will be unable to refinance existing indebtedness and that the terms of refinancing will not be as favorable as the terms of existing indebtedness. If we are unable to refinance or extend principal payments due at maturity or pay them with proceeds from other capital transactions, our cash flow may not be sufficient in all years to pay distributions to our stockholders and to repay all maturing debt. Furthermore, if prevailing interest rates, changes in our debt ratings or other factors at the time of refinancing result in higher interest rates upon refinancing, the interest expense relating to that refinanced indebtedness would increase, which could reduce our profitability and the amount of dividends we are able to pay. Moreover, additional debt financing increases the amount of our leverage. The degree of leverage could have important consequences to stockholders, including affecting our investment grade ratings, our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, development or other general corporate purposes and making us more vulnerable to a downturn in business or the economy generally.

Two of the operators of our facilities each account for more than 10% of our revenues.

As of the end of 2002, as adjusted for facilities acquired and disposed during 2002, Alterra Healthcare Corporation accounted for 14% of our revenues and American Retirement Corporation, or ARC, accounted for 12% of our revenues. The failure or inability of either of these operators to pay their obligations to us could materially reduce our revenues and net income, which could in turn reduce the amount of dividends we pay and cause our stock price to decline.

If Alterra rejects our leases in bankruptcy, our revenues and cash flow could be reduced.

In January 2003, Alterra, our largest operator, filed for protection under the United States bankruptcy laws. Alterra operates 54 of our facilities and its subsidiaries (which have not filed for bankruptcy protection) operate all 49 of the facilities owned by our joint venture, in which we are a 25% equity partner. The joint venture leases are guaranteed by Alterra. In July 2003, the bankruptcy court approved a majority owned subsidiary of Emeritus Corporation, with financing provided by an affiliate of Fortress Investment Group LLC, as the winning bidder at an auction to acquire Alterra. The proposed acquisition is expected to be consummated in the fourth quarter of 2003 following the confirmation of Alterra’s Chapter 11 plan of reorganization, and is contingent upon satisfaction of various conditions, including consents from certain of Alterra’s secured lenders and lessors. Emeritus’ bid essentially provides that our master lease would be assumed “as is”, while reserving the right to reject the Alterra parent guarantees of the joint venture master leases. No assurance can be given, however, that the transaction will be consummated on those terms or other terms acceptable to us. In the event the master lease with Alterra is not assumed, Alterra has the ability to reject the leases on some or all of its facilities, in which event we would be required either to find new operators for these facilities or to become the new operator of these facilities. Given their deteriorating operating performance during bankruptcy and current market conditions, it may be difficult to find new operators for these facilities, without material rent reductions, and we may face a considerable period of time without lease revenues from some facilities, potential costs and expenses on our part to renovate some facilities as required to re-lease them, and the leasing of some facilities on less favorable terms than we currently have with Alterra. If, alternatively, we operate these facilities rather than re-leasing them, we will be exposed to many of the same risks our other operators face as described above under the heading “Operator Risks.”

If Alterra were to reject the guarantee of the joint venture leases, the subsidiaries would be in default under those leases and the joint venture may have a claim against Alterra. The subsidiaries could also file for bankruptcy protection and reject the leases, in which event the joint venture would face the same risks with respect to those leases described with respect to our leases in the prior paragraph.

If we fail to maintain our REIT status, we will be subject to federal income tax on our taxable income at regular corporate rates.

We intend to operate in a manner to qualify as a REIT under the Internal Revenue Code. While we believe that we have been organized and have operated in a manner which would allow us to qualify as a REIT under the Internal Revenue Code, it is possible that is not the case or that our future operations could cause us to fail to qualify. Qualification as a REIT requires us to satisfy numerous requirements established under highly technical and complex Internal Revenue Code provisions. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources, and we must pay dividends to stockholders aggregating at least 90% of our annual REIT taxable income. While we are not aware of anything significant that is pending, legislation, new regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of qualification as a REIT. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates. Unless we are entitled to relief under statutory provisions, we would be disqualified from treatment as a REIT for the four taxable years following the year during which we lost qualification. If we lose our REIT status, our net earnings available for distribution to stockholders or investments would be significantly reduced for each of the years involved. In addition, we would no longer be required to make distributions to stockholders.

Unforeseen costs associated with the acquisition of new properties could reduce our profitability.

Our business strategy contemplates future acquisitions that may not prove to be successful. For example, we might encounter unanticipated difficulties and expenditures relating to any acquired properties, including contingent liabilities, or newly acquired properties might require significant management attention that would otherwise be devoted to our ongoing business. If we agree to provide funding to enable healthcare operators to build, expand or renovate facilities on our properties and the project is not completed, we could be forced to become involved in the development to ensure completion or we could lose the property. These costs may negatively affect our results of operations.

We may not be able to sell certain facilities held for sale for their book value.

From time to time we classify certain facilities, including unoccupied buildings and land parcels, as assets held for sale. To the extent we are unable to sell these properties for book value, we may be required to take an impairment charge or loss on the sale, either of which would reduce our net income.

Our success depends in part on our ability to retain key personnel

We depend on the efforts of our executive officers, particularly Mr. R. Bruce Andrews, Mr. Mark L. Desmond and Mr. Donald D. Bradley. The loss of the services of these persons or the limitation of their availability could have an adverse impact on our operations. Although we have entered into employment and security agreements with these executive officers, these agreements may not assure their continued service.

As owners of real estate, we are subject to environmental laws that expose us to the possibility of having to pay damages to the government and costs of remediation if there is contamination on our property.

Under various laws, owners of real estate may be required to investigate and clean up hazardous substances present at a property, and may be held liable for property damage or personal injuries that result from environmental contamination. These laws also expose us to the possibility that we become liable to reimburse the government for damages and costs it incurs in connection with the contamination. We review environmental surveys of the facilities we own prior to their purchase. Based upon those surveys we do not believe that any of our properties are subject to material environmental contamination. However, environmental liabilities may be present in our properties and we may incur costs to remediate contamination that could have a material adverse effect on our business or financial condition.

Our charter and bylaws contain provisions that may delay, defer or prevent a change in control or other transactions that could provide stockholders with the opportunity to realize a premium over the then-prevailing market price for our common stock.

•	Ownership Limitations. In order to protect us against the risk of losing our REIT status for federal income tax purposes, our charter prohibits the ownership by any single person of more than 9.9% of the issued and outstanding shares of our voting stock. We can redeem shares acquired or held in excess of the ownership limit. In addition, any acquisition of our common stock or preferred stock that would result in our disqualification as a REIT is null and void. The ownership limit may have the effect of delaying, deferring or preventing a change in control and, therefore, could adversely affect our stockholders’ ability to realize a premium over the then-prevailing market price for the shares of our common stock in connection with a stock transaction. The Board of Directors has increased the ownership limit applicable to our voting stock to 20% with respect to Cohen & Steers Capital Management, Inc. As of May 2, 2003, Cohen & Steers Capital Management, Inc. owned 3,900,700 of our shares, which is approximately 6.63% of our common stock.

•	Preferred Stock. Our charter authorizes us to issue additional shares of common stock and one or more series of preferred stock and to establish the preferences, rights and other terms of any series of preferred stock that we issue. Although our Board of Directors has no intention to do so at the present time, it could establish a series of preferred stock that could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

•	Other. Our charter also contains other provisions that may impede various actions by stockholders without approval of our Board of Directors or preferred stockholders entitled to vote, which in turn may delay, defer or prevent a transaction, including a change in control, that might involve payment of a premium price for our common stock or otherwise be in the best interests of our stockholders. Those provisions include the following:

•	in certain circumstances, a proposed consolidation, merger, share exchange or transfer must be approved by two-thirds of the votes of our preferred stockholders entitled to be cast on the matter;

•	the requirement that any business combination be approved by 90% of the outstanding shares unless the transaction receives a unanimous vote or a consent of the Board of Directors or is a combination solely with a wholly-owned subsidiary; and

•	the Board of Directors is classified into three groups whereby each group of Directors is elected for successive terms ending at the annual meeting of stockholders the third year after election.

STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Certain information contained in this prospectus and any accompanying prospectus supplement includes forward-looking statements. Forward looking statements include statements regarding our expectations, beliefs, intentions, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. These statements may be identified, without limitation, by the use of forward looking terminology such as “may”, “will”, “anticipates”, “expects”, “believes”, “intends”, “should” or comparable terms or the negative thereof. All forward-looking statements included in this prospectus and any prospectus supplement are based on information available to us on the date of the applicable document. These statements speak only as of the date of the applicable document and we assume no obligation to update the forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. These statements involve risks and uncertainties that could cause actual results to differ materially from those described in the statements. These risks and uncertainties include, without limitation, the following:

•	continued deterioration of the operating results or financial condition, including bankruptcies, of our tenants;

•	occupancy levels at certain facilities;

•	changes in the ratings of our debt securities;

•	access to the capital markets and the cost of capital;

•	government regulations, including changes in the reimbursement levels under the Medicare and Medicaid programs;

•	the general distress of the healthcare industry;

•	the effect of economic and market conditions and changes in interest rates;

•	the amount and yield of any additional investments;

•	the ability of our operators to repay deferred rent or loans in future periods;

•	our ability to attract new operators for certain facilities;

•	our ability to sell certain facilities for their book value;

•	changes in tax laws and regulations affecting REITs; and

•	the risk factors set forth under the caption “Risk Factors” in Item 1 of our annual report on Form 10-K/A for the year ended December 31, 2002.

Other risks, uncertainties and factors, including those discussed under “Risk Factors” in this prospectus and, if applicable, under “Risk Factors” in the applicable prospectus supplement, could cause our actual results to differ materially from those projected in any forward-looking statement we make.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table presents our selected financial data. Certain of this financial data has been derived from our unaudited financial statements included in our quarterly report on Form 10-Q for the second quarter ended June 30, 2003 and our audited financial statements included in our 2002, 2001, 2000, 1999 and 1998 annual reports on Form 10-K or 10-K/A and should be read in conjunction with the financial statements and accompanying notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our quarterly report on Form 10-Q and annual reports on Form 10-K or 10-K/A.

	Six Months Ended June 30,		Years ended December 31,
	2003	2002	2002	2001	2000	1999	1998
			(In thousands, except per share data)
Operating Data:
Revenues	$80,840	$73,262	$155,274	$163,249	$167,637	$157,845	$136,441
Income from continuing operations	26,866	16,120	44,357	71,875	69,750	67,380	65,204
Discontinued operations	136	(1,051)	(7,803)	(3,357)	1,142	3,433	4,544
Net income	27,002	15,069	36,554	68,338	71,162	70,813	69,748
Preferred stock dividends	(3,839)	(3,839)	(7,677)	(7,677)	(7,677)	(7,677)	(7,677)
Income available to common stockholders	23,163	11,230	28,877	60,661	63,485	63,136	62,071
Dividends paid on common stock	44,804	45,087	90,585	87,093	85,889	83,480	75,128
Per Share Data:
Basic/diluted income from continuing operations available to common stockholders	$0.44	$.25	$0.75	$1.37	$1.34	$1.29	$1.29
Basic/diluted income available to common stockholders	0.44	.23	0.59	1.30	1.37	1.37	1.39
Dividends paid on common stock	0.83	.92	1.84	1.84	1.84	1.80	1.68
Balance Sheet Data:
Investments in real estate, net	$1,334,335	$1,244,600	$1,345,195	$1,228,987	$1,333,026	$1,372,064	$1,316,685
Total assets	1,400,391	1,308,939	1,409,933	1,289,838	1,381,007	1,430,056	1,357,303
Borrowings under unsecured revolving credit facility	48,000	64,000	107,000	35,000	79,000	75,300	42,000
Senior notes due 2003-2038	579,750	539,750	614,750	564,750	627,900	657,900	545,150
Convertible debentures	—	—	—	—	—	—	57,431
Notes and bonds payable	110,386	105,276	111,303	91,590	62,857	64,048	64,623
Stockholders’ equity	620,340	556,195	529,140	555,312	563,472	585,590	605,558
Other Data:
Net cash provided by operating activities	$40,189	39,298	$85,664	$83,187	$99,940	$94,659	$106,067
Net cash provided by (used in) investing activities	$(8,454)	(29,954)	$(147,626)	$75,721	$11,258	$(89,753)	$(282,968)
Net cash provided by (used in) financing activities	$(30,936)	(10,887)	$61,287	$(155,995)	$(121,188)	$(4,949)	$182,891
Diluted weighted average shares outstanding	52,362	48,583	48,869	46,836	46,228	46,216	44,645

USE OF PROCEEDS

Unless otherwise specified in the prospectus supplement which accompanies this prospectus, the net proceeds from the sale of the securities offered from time to time hereby will be used for general corporate purposes, including the repayment of bank lines of credit and investments in health care related properties. We use our existing revolving bank credit facility for general corporate purposes, including the acquisition or construction of health care related facilities and the funding of mortgage loans secured by health care related facilities.

DESCRIPTION OF DEBT SECURITIES

Debt securities may be issued from time to time in series under an indenture we will enter into with J.P. Morgan Trust Company, as trustee. The material terms of these debt securities are described in this prospectus. When we offer to sell a particular series of debt securities, we will describe the specific terms of those securities in a prospectus supplement.

General

The indenture provides for the issuance of debt securities in series, and does not limit the principal amount of debt securities which may be issued thereunder.

Reference is made to the prospectus supplement for the following terms of the offered debt securities:

•	the specific title of the offered debt securities;

•	the aggregate principal amount of the offered debt securities;

•	the percentage of their principal amount at which the offered debt securities will be issued;

•	the date on which the offered debt securities will mature;

•	the rate or rates per annum or the method for determining the rate or rates, if any, at which the offered debt securities will bear interest;

•	the times at which any interest will be payable;

•	any provisions relating to optional or mandatory redemption of the offered debt securities at our option or pursuant to sinking fund or analogous provisions or at the option of a holder;

•	the denominations in which the offered debt securities are authorized to be issued, if other than denominations of U.S. $100,000 and any integral multiple of U.S. $1,000 above U.S. $100,000;

•	any provisions relating to the conversion or exchange of the offered debt securities into common stock, preferred stock or into debt securities of another series;

•	whether the offered debt securities are to be issued in fully registered form without coupons or in bearer form with interest coupons or both;

•	the place or places at which we will make payments of principal and premium, if any, and interest, if any, and the method of payment;

•	whether the offered debt securities will be issued in whole or in part in global form;

•	the currency we will use to make payments of principal and premium, if any, and interest, if any, if it is not U.S. dollars;

•	the portion of the principal amount of the debt securities that will be payable upon declaration of the acceleration of the maturity of the debt securities, if it is less than the principal amount;

•	any additional covenants or events of default and the corresponding remedies not currently set forth in the indenture;

•	whether the offered debt securities will be subordinated to our other indebtedness;

•	any applicable material United States federal income tax consequences; and

•	any other specific terms of the offered debt securities.

One or more series of the debt securities may be issued as discounted debt securities, bearing no interest or bearing interest at a rate which at the time of issuance is below market rates, to be sold at a substantial discount below their stated principal amount. Tax and other special considerations applicable to any discounted debt securities will be described in the prospectus supplement relating to the discounted debt securities.

We will pay any interest due on any debt security to the person in whose name the debt security is registered at the close of business on the regular record date for interest. If we fail to pay interest on the relevant due date we will make payment to anyone who holds the debt security at a future date which the trustee will choose. The trustee will send notice of the payment to all those who hold the debt security on a date which the trustee will determine. The date will be at least 10 days before the payment date.

Status of Debt Securities

The debt securities will be unsecured obligations and may rank on a parity with all of our other unsecured and unsubordinated indebtedness or may be subordinated to certain other indebtedness.

Except as may be set forth in the prospectus supplement, the debt securities may be presented for transfer or exchange for other debt securities of the same series (containing identical terms and provisions, in any authorized denominations, and of a like aggregate principal amount) at the office or agency maintained by us for that purpose. If any of the debt securities are held in global form, the procedures for transfer of interests in those securities will depend upon the procedures of the depositary for those global securities. A service charge will not be required for registration of transfer or exchange of debt securities, but we may require payment to cover any taxes or governmental charges in connection with any registration of transfer or exchange.

As of June 30, 2003, the total indebtedness of NHP was $738,136,000. NHP does not have any current plans or arrangements to issue debt securities under this prospectus, or to assume additional indebtedness in the future other than as required for corporate growth in the ordinary course of business.

Conversion Rights

The terms, if any, on which debt securities of a series may be exchanged for or converted into shares of common stock, preferred stock or debt securities of another series will be set forth in the prospectus supplement relating to the series and in accordance with the indenture. To protect our status as a REIT, a holder may not convert any debt security, and the debt security is not convertible by any holder, if as a result of the conversion any person would then be deemed to beneficially own, directly or indirectly, 9.9% or more of our common stock.

Covenants

In the indenture we undertake certain agreements or commitments, including agreements to do the following:

•	punctually make payments on the debt securities;

•	maintain one or more offices at which debt securities can be presented for payment and registration;

•	act as, or appoint a third party as, paying agent for one or more series of the securities;

•	provide the paying agent with sufficient funds to make required payments when due under the securities;

•	furnish to the trustee annually a statement as to our performance of certain of our obligations under the indenture and as to any default in our performance; and

•	file with the Trustee copies of the annual reports and the information, documents and other reports required pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 within 15 days of filing them with the SEC.

Optional Redemption

The debt securities will be subject to redemption at our option at any time, for reasons intended to protect our status as a REIT. In connection therewith, we may redeem the debt securities in whole or from time to time in part, in the manner specified in the indenture, at a redemption price equal to 100% of the principal amount, plus interest accrued to the date of redemption. The indenture does not contain any provision requiring us to repurchase the debt securities at the option of the holders of the debt securities in the event of a leveraged buyout, recapitalization or similar restructuring, even though our creditworthiness and the market value of the debt securities may decline significantly as a result of the transaction. The indenture does not protect holders of the debt securities against any decline in credit quality, whether resulting from any transaction or from any other cause.

If we elect to redeem a series, we will give the trustee at least 60 days’ notice. If less than all securities with the same issue date and the same maturity date are to be redeemed, the trustee will select the securities to be redeemed by such method as specified in the officer’s certificate or the supplemental indenture or, if not specified, in a manner the trustee deems fair and appropriate. We or the trustee must give holders of securities to be redeemed written notice of certain items required under the indenture, by first class mail not less than 30 and not more than 60 days before the redemption date. After notice of redemption is given, the securities selected for redemption become due and payable, and cease to bear interest, on the redemption date, except that if we fail to make the required payment to redeem securities selected for redemption, those securities will continue to bear interest until paid. If securities are redeemed only in part, we will, upon surrender of the security and at no charge to the holder, issue to the holder a like security for the unredeemed portion of the security so surrendered.

Dividends, Distributions and Acquisitions of Capital Stock

If an event of default, as defined in the indenture, has occurred and is continuing or would exist immediately after giving effect to any of the following actions, the indenture provides that we will not do any of the following:

•	declare or pay any dividends or make any distributions to holders of our capital stock, other than dividends or distributions payable in our capital stock or other than as we determine is necessary to maintain our status as a REIT; or

•	purchase, redeem or otherwise acquire or retire for value any of our capital stock, or any warrants, rights or options to purchase or acquire any shares of our capital stock, other than the debt securities, or permit any subsidiary to do so.

Satisfaction and Discharge

Under the terms of the indenture, we may discharge certain obligations to holders of debt securities that have not already been delivered to the trustee for cancellation and that have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by depositing with the trustee, in trust, funds in an amount sufficient to make all the remaining payments of principal, premium and interest on those when those payments are due. We can only do this if we have delivered to the trustee, among other things, an opinion of counsel stating that we have complied with each condition precedent relating to the satisfaction and discharge the indenture.

Events of Default

An event of default with respect to debt securities of any series is defined in the indenture as:

•	failure to pay principal of or any premium on any debt security of that series when due;

•	failure to pay any interest on any debt security of that series when due, continued for 30 days;

•	failure to deposit any sinking fund payment when due, in respect of any debt security of that series;

•	failure to perform any other covenant or warranty in the indenture continued for 60 days after written notice to us as provided in the indenture, other than a covenant included in the indenture solely for the benefit of one or more series of debt securities other than that series;

•	certain events of bankruptcy, insolvency, conservatorship, receivership or reorganization;

•	a default under any mortgage, indenture or instrument evidencing any indebtedness for borrowed money, including the indenture, resulting in an aggregate principal amount exceeding $25,000,000 becoming or being declared due and payable prior to its maturity date or constituting a failure to pay at maturity an aggregate principal amount exceeding $25,000,000, unless the acceleration has been rescinded or annulled or the indebtedness has been discharged within 10 days after written notice to us by the trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities declaring a default or we are contesting the validity of the default in good faith by appropriate proceedings; and

•	any other event of default provided with respect to the debt securities of that series.

If an event of default with respect to the outstanding debt securities of any series occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount or, if the debt securities of that series are discounted debt securities, the portion of the principal amount as may be specified in the terms of that series, of all the outstanding debt securities of that series to be due and payable immediately. At any time after the declaration of acceleration with respect to the debt securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul the acceleration.

The indenture provides that, subject to the duty of the trustee during default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders have offered to the trustee reasonable security or indemnity. Subject to providing for the indemnification of the trustee and subject to certain limitations, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series.

We are required to furnish to the trustee annually a statement as to our performance of certain of our obligations under the indenture and as to any default in our performance.

Modification, Amendment and Waiver

Modifications and amendments of the indenture may be made by us and the trustee without the consent of any holders to, among other things:

•	evidence the succession of another corporation to our company;

•	add to our covenants or surrender any right or power conferred upon us;

•	establish the form or terms of debt securities;

•	cure any ambiguity, correct or supplement any provision which may be defective or inconsistent or make any other provisions with respect to matters or questions arising under the indenture, provided that the action does not adversely affect the interests of the holders of debt securities of any series in any material respect; or

•	evidence and provide for a successor trustee.

Any modification or amendment of the indenture described in the second preceding bullet point above made solely to conform the indenture to this prospectus and the prospectus supplement provided to investors in connection with an offering of debt securities by us will not be deemed to adversely affect the interests of the holders of such debt securities in any material respect.

Modifications and amendments of the indenture may be made by us and the trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification or amendment, provided that no the modification or amendment may, without the consent of the holder of each outstanding debt security affected thereby:

•	change the stated maturity date of the principal of, or any installment of principal of or interest, if any, on any debt security;

•	reduce the principal amount of, or premium or interest, if any, on any debt security;

•	reduce the amount of principal of an original issue discount debt security payable upon acceleration of the maturity thereof;

•	change the currency of payment of the principal of, or premium or interest, if any, on any debt security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

•	modify the conversion provisions, if any, of any debt security in a manner adverse to the holder of that debt security; or

•	reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required for any modification or waiver.

The holders of a majority in aggregate principal amount of the outstanding debt securities of each series may, on behalf of all holders of the debt securities of that series, waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the indenture. The holders of a majority in aggregate principal amount of the outstanding debt securities of each series may, on behalf of all holders of the debt securities of that series, waive any past default under the indenture with respect to the debt securities of that series, except a default in the payment of principal or premium, if any, or interest, if any, or a default in respect of a covenant or provision which under the terms of the indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of the series affected.

Consolidation, Merger, Sale of Assets and Other Events and Transactions

The indenture provides that we may, without the consent of the holders of any outstanding debt securities, (1) consolidate with or merge into any other corporation, company or business trust, or (2) convey, lease or transfer our properties and assets substantially as an entirety to another entity, provided that:

•	the entity formed by such consolidation or into which we are merged or that obtains our property or assets is a corporation organized under the laws of the United States or any state;

•	that entity agrees by means of a supplemental indenture to assume all of our duties and obligations under the indenture;

•	after giving effect to the transaction no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have occurred and be continuing; and

•	we have delivered to the trustee an officers’ certificate and legal opinion covering the above conditions.

This covenant may not be waived or modified by us or the trustee.

With respect to the sale of assets, the meaning of the phrase “assets substantially as an entirety” as used in the indenture varies according to the facts and circumstances of the subject transaction, has no precise, established meaning under New York law (which governs the indenture), and is subject to judicial interpretation. Accordingly, in certain circumstances there may be uncertainty in ascertaining whether a particular transaction would involve a disposition of NHP’s “assets substantially as an entirety,” and therefore it may be unclear as to whether a disposition of assets comes within the terms of this provision.

Except as noted above under “Dividends, Distributions and Acquisitions of Capital Stock,” we are not restricted by the indenture from paying dividends or from incurring, assuming or becoming liable for any type of debt or other obligations or from creating liens on our property for any purpose. The indenture does not require that we maintain any financial ratios or specified levels of net worth or liquidity. In addition, the indenture does not contain any provisions that would afford holders of debt securities protection in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged or similar transaction in which we are involved or which may be initiated or supported by us, our management, or our management’s affiliates. Accordingly, we could in the future enter into transactions that could increase the amount of indebtedness outstanding or otherwise affect our capital structure or credit rating.

Global Securities

The debt securities of a series may be issued in whole or in part in global form. The global securities will be deposited with a depositary, or with a nominee for a depositary, identified in the prospectus supplement. In this case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by the global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive form, a global security may not be transferred except as a whole by the depositary for the global security to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor of the depositary or a nominee of the successor.

The specific material terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a global security will be described in the prospectus supplement. We anticipate that the following provisions will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary for the global security will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by the global security to the accounts of persons, or participants, that have accounts with the depositary. The accounts to be credited will be designated by any underwriters or agents participating in the distribution of the debt securities. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary for the global security, with respect to interests of participants, or by participants or persons that hold through participants, with respect to interests of persons other than participants. So long as the depositary for a global security, or its nominee, is the registered owner of the global security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture; provided, however, that for purposes of obtaining any consents or directions required to be given by the holders of the debt securities, we, the trustee and our agents will treat a person as the holder of the principal amount of debt securities as specified in a written statement of the depositary. Except as set forth herein or otherwise provided in the prospectus supplement, owners of beneficial interests in a global security will not be entitled to have the debt securities represented by the global security registered in their names, will not receive physical delivery of the debt securities in definitive form and will not be considered the owners or holders thereof under the indenture.

Principal, premium, if any, and interest payments on debt securities represented by a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security. Neither we, the trustee nor any paying agent for the debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We expect that the depositary for any debt securities represented by a global security, upon receipt of any payment of principal, premium, if any, or interest will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of the depositary. We also expect that payments by participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in “street names” and will be the responsibility of the participants.

If the depositary for any debt securities represented by a global security is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue the debt securities in definitive form in exchange for the global security. In addition, we may at any time and in our sole discretion determine not to have any of the debt securities of a series represented by one or more global securities and, in that event, will issue debt securities of the series in definitive form in exchange for all of the global security or securities representing the debt securities.

The laws of some states require that certain purchasers of securities take physical delivery of the securities in definitive form. These laws may impair the ability to transfer beneficial interests in debt securities represented by global securities.

Sinking Funds

We may establish a sinking fund for the redemption of a particular series of debt securities. If a sinking fund is established, we will be required to deposit mandatory sinking fund payments with the trustee at certain specified times sufficient to redeem a percentage of or the whole series of debt securities. The terms of the debt securities may also provide for optional sinking fund payments. If we establish a sinking fund, a holder’s debt securities may be called for redemption prior to the stated maturity date. In addition, the average life of the whole series of debt securities will be shorter than the stated maturity date because of the scheduled redemptions. The prospectus supplement with respect to that series will state the price or prices at which, and the terms and conditions upon which, the offered debt securities will be redeemed.

If provided for by the terms of the debt securities, we may satisfy sinking fund payment obligations by (1) delivering securities of such series not previously redeemed, (2) applying as a credit securities of such series that have been redeemed but not previously credited toward sinking fund payment obligations or (3) applying as a credit securities converted into equity securities or debt securities of another series but not previously credited toward sinking fund payment obligations. We must give the trustee at least 60 days’ notice of the portion of a sinking fund payment that is to be satisfied by payment in cash and the portion that is to be satisfied by delivering and crediting securities. If sinking fund payments for the securities of any series are satisfied other than through the deposit of cash with the trustee, there can be no assurance that any of the debt securities will ever be called for redemption through the operation of the sinking fund.

Governing Law

The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

Our Relationship with the Trustee

J.P. Morgan Trust Company, the trustee under the indenture, is a subsidiary of the lender and the administrative agent under our revolving credit facility under which we may borrow up to $150,000,000 through November 2005. We may in the future enter into other banking relationships with the trustee or the lender or their respective affiliates.

DESCRIPTION OF PREFERRED STOCK

The following description of the terms of the preferred stock sets forth certain general terms and provisions of the preferred stock to which any prospectus supplement may relate. Certain other terms of any series of the preferred stock offered by any prospectus supplement will be described in the applicable prospectus supplement. The description of certain provisions of the preferred stock set forth below and in any prospectus supplement do not purport to be complete and are subject to and qualified in their entirety by reference to our amended and restated articles of incorporation, as amended, and our board of directors’ resolution or articles supplementary relating to each series of the preferred stock which will be filed with the SEC and incorporated by reference as an exhibit to the registration statement of which this prospectus is a part at or prior to the time of the issuance of the series of the preferred stock.

General

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.10 par value per share, and 5,000,000 shares of preferred stock, $1.00 par value per share, which includes the preferred stock offered hereby.

Under our amended and restated articles of incorporation, our board of directors is authorized without further stockholder action to provide for the issuance of up to 5,000,000 shares of preferred stock, in one or more series, with the voting, dividend, conversion or liquidation rights, designations, preferences, powers and relative participating, optional or other special rights and qualifications, limitations or restrictions of shares of the series as are stated in the resolutions providing for the issuance of a series of preferred stock, adopted, at any time or from time to time, by our board of directors. At June 30, 2003 there were 1,000,000 shares of 7.677% Series A Cumulative Preferred Stock outstanding. With respect to payment of dividends, the Series A Preferred Stock will rank senior to our common stock and equivalent to any other shares of our preferred stock which are not by their terms, as disclosed in the applicable prospectus supplement, subordinated to the Series A Preferred Stock with respect to payment of dividends and amounts due upon liquidation, dissolution or winding up.

The preferred stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in a prospectus supplement relating to a particular series of the preferred stock. Reference is made to the prospectus supplement relating to the particular series of the preferred stock offered thereby for specific terms, including:

•	the designation and stated value per share of the preferred stock and the number of shares offered;

•	the amount of liquidation preference per share;

•	the initial public offering price at which the preferred stock will be issued;

•	the dividend rate, or method of calculation, the dates on which dividends are payable and the dates from which dividends will commence to cumulate, if any;

•	any redemption or sinking fund provisions;

•	any conversion rights; and

•	any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

The preferred stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. Unless otherwise stated in a prospectus supplement relating to a particular series of the preferred stock, each series of the preferred stock will rank on a parity as to dividends and distributions of assets with each other series of the preferred stock. The rights of the holders of each series of the preferred stock will be subordinate to those of our general creditors.

Certain Provisions of our Amended and Restated Articles of Incorporation

See “Description of Common Stock—Redemption and Business Combination Provisions” for a description of certain provisions of our amended and restated articles of incorporation, including provisions relating to redemption rights and provisions which may have certain anti-takeover effects.

Dividend Rights

Holders of the preferred stock of each series will be entitled to receive, when, as and if declared by our board of directors, out of funds legally available therefor, cash dividends on the dates and at the rates as are set forth in, or as are determined by the method described in, the prospectus supplement relating to the series of the preferred stock. The rate may be fixed or variable or both. Each dividend will be payable to the holders of record as they appear on the our stock books on the record dates, fixed by our board of directors, as specified in the prospectus supplement relating to the series of preferred stock.

The dividends may be cumulative or noncumulative, as provided in the prospectus supplement relating to the series of preferred stock. If our board of directors fails to declare a dividend payable on a dividend payment date on any series of preferred stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on the dividend payment date will be lost, and we will have no obligation to pay the dividend accrued for the period, whether or not dividends on the series are declared payable on any future dividend payment dates. Dividends on the shares of each series of preferred stock for which dividends are cumulative will accrue from the date on which we initially issue shares of the series.

So long as the shares of any series of the preferred stock are outstanding, we may not, other than as we determine is necessary to maintain our status as a REIT, declare any dividends on any shares of common stock or any other stock ranking as to dividends or distributions of assets junior to the series of preferred stock, or make any payment on account of, or set apart money for, the purchase, redemption or other retirement of, or for a sinking or other analogous fund for, any shares of junior stock or make any distribution in respect thereof, whether in cash or property or in obligations or stock, other than junior stock which is neither convertible into, nor exchangeable or exercisable for, any securities other than junior stock, unless:

•	full dividends, including if the preferred stock is cumulative, dividends for prior dividend periods, have been paid or declared and set apart for payment on all outstanding shares of the preferred stock of the series and all other classes and series of preferred stock, other than junior stock; and

•	we are not in default or in arrears with respect to the mandatory or optional redemption or mandatory repurchase or other mandatory retirement of, or with respect to any sinking or other analogous fund for, any shares of preferred stock of the series or any shares of any other preferred stock of any class or series, other than junior stock.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of us, voluntary or involuntary, the holders of each series of the preferred stock will be entitled to receive out of our assets available for distribution to stockholders, before any distribution of assets is made to the holders of common stock or any other shares of stock ranking junior as to the distribution to the series of preferred stock, the amount set forth in the prospectus supplement relating to the series of the preferred stock. If, upon any voluntary or involuntary liquidation, dissolution or winding up of us, the amounts payable with respect to the preferred stock of any series and any other shares of preferred stock, including any other series of the preferred stock, ranking as to the distribution on a parity with the series of the preferred stock are not paid in full, the holders of the preferred stock of the series and of the other shares of our preferred stock will share ratably in any distribution of our assets in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of the preferred stock of each series of the full preferential amounts of the liquidating distribution to which they are entitled, the holders of each series of the preferred stock will be entitled to no further participation in any distribution of our assets.

Redemption

A series of the preferred stock may be redeemable, in whole or from time to time in part, at our option, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices set forth in the prospectus supplement relating to the series. Shares of the preferred stock redeemed by us will be restored to the status of authorized but unissued shares of preferred stock.

In the event that fewer than all of the outstanding shares of a series of the preferred stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata, subject to rounding to avoid fractional shares, as may be determined by us or by any other method as may be determined by us in our sole discretion to be equitable. Unless default shall be made by us in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any, from and after the redemption date, dividends shall cease to accumulate on the shares of the preferred stock called for redemption and all rights of the holders thereof, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, shall cease.

So long as any dividends on shares of any series of the preferred stock or any other series of preferred stock ranking on a parity as to dividends and distribution of assets with the series of the preferred stock are in arrears, no shares of any series of the preferred stock or other series of preferred stock will be redeemed, whether by mandatory or optional redemption, unless all of the shares of each series of preferred stock are simultaneously redeemed, and we will not purchase or otherwise acquire any shares; provided, however, that the foregoing will not prevent the purchase or acquisition of the shares pursuant to a purchase or exchange offer made on the same terms to holders of all shares outstanding of each series of preferred stock.

Conversion Rights

The terms, if any, on which shares of preferred stock of any series may be exchanged for or converted, mandatorily or otherwise, into shares of common stock or another series of preferred stock will be set forth in the prospectus supplement relating thereto. See “Description of Common Stock.”

Voting Rights

Except as indicated below or in a prospectus supplement relating to a particular series of the preferred stock, or except as required by applicable law, the holders of the preferred stock will not be entitled to vote for any purpose.

Subject to the prior rights of any series of preferred stock outstanding from time to time, so long as any shares of the preferred stock of a series remain outstanding, the consent or the affirmative vote of the holders of at least 66 2/3% of the votes entitled to be cast with respect to the then outstanding shares of the series of the preferred stock together with any other series of preferred stock ranking on a parity with the series of preferred stock then outstanding, voting as one class, either expressed in writing or at a meeting called for that purpose, will be necessary:

•	to permit, effect or validate the authorization, or any increase in the authorized amount, of any class or series of shares of preferred stock ranking prior to the preferred stock of the series as to dividends, voting or upon distribution of assets; and

•	to repeal, amend or otherwise change any of the provisions applicable to the preferred stock of the series in any manner which adversely affects the powers, preferences, voting power or other rights or privileges qualifications, limitations and other characteristics of the series of the preferred stock.

In case any series of the preferred stock would be so affected by any action referred to in the second clause above in a different manner than one or more series of the other series of preferred stock ranking on a parity with the series of preferred stock then outstanding, the holders of shares of the preferred stock of the series, together with any other series of preferred stock ranking on a parity with the series of preferred stock then outstanding which will be similarly affected, will be entitled to vote as a class, and we will not take the action without the consent or affirmative vote, as above provided, of at least 66 2/3% of the total number of votes entitled to be cast with respect to each series of the preferred stock and the other series of preferred stock ranking on a parity with the series of preferred stock then outstanding similarly affected, then outstanding, in lieu of the consent or affirmative vote described above otherwise required.

With respect to any matter as to which the preferred stock of any series is entitled to vote, holders of the preferred stock of the series and any other series of preferred stock ranking on a parity with the series of the preferred stock as to dividends and distributions of assets and which by its terms provides for similar voting rights will be entitled to cast the number of votes set forth in the prospectus supplement with respect to that series of preferred stock. As a result of the provisions described in the preceding paragraph requiring the holders of shares of a series of the preferred stock to vote together as a class with the holders of shares of one or more other series of preferred stock ranking on a parity with the series of preferred stock then outstanding, it is possible that the holders of the shares of other preferred stock could approve action that would adversely affect the series of preferred stock, including the creation of a class of capital stock ranking prior to the series of preferred stock as to dividends, voting or distributions of assets.

Transfer Agent and Registrar

Unless otherwise indicated in a prospectus supplement relating thereto, The Bank of New York will be the transfer agent, dividend and redemption price disbursement agent and registrar for shares of each series of the preferred stock.

DESCRIPTION OF COMMON STOCK

Common Stock

All shares of common stock:

•	participate equally in dividends payable to stockholders of common stock when and as declared by our board of directors and in net assets available for distribution to stockholders of common stock on liquidation or dissolution;

•	have one vote per share on all matters submitted to a vote of the stockholders; and

•	do not have cumulative voting rights in the election of directors.

All issued and outstanding shares of common stock are, and the common stock offered hereby will be upon issuance, validly issued, fully paid and nonassessable. Holders of the common stock do not have preference, conversion, exchange or preemptive rights. The common stock is listed on the New York Stock Exchange (NYSE Symbol: NHP).

Redemption and Business Combination Provisions

If our board of directors is, at any time and in good faith, of the opinion that direct or indirect ownership of at least 9.9% or more of the voting shares of stock has or may become concentrated in the hands of one beneficial owner, our board of directors has the power:

•	by lot or other means deemed equitable by it to call for the purchase from any stockholder a number of voting shares sufficient, in the opinion of our board of directors, to maintain or bring the direct or indirect ownership of voting shares of stock of the beneficial owner to a level of no more than 9.9% of the outstanding voting shares of our stock; and

•	to refuse to transfer or issue voting shares of stock to any person whose acquisition of those voting shares would, in the opinion of our board of directors, result in the direct or indirect ownership by that person of more than 9.9% of the outstanding voting shares of our stock.

Further, any transfer of shares, options, warrants or other securities convertible into voting shares that would create a beneficial owner of more than 9.9% of the outstanding shares of our stock shall be deemed void ab initio and the intended transferee shall be deemed never to have had an interest therein. The purchase price for any voting shares of stock so redeemed shall be equal to the fair market value of the shares reflected in the closing sales price for the shares, if then listed on a national securities exchange, or the average of the closing sales prices for the shares if then listed on more than one national securities exchange, or if the shares are not then listed on a national securities exchange, the latest bid quotation for the shares if then traded over-the-counter, on the last business day immediately preceding the day on which notices of the acquisitions are sent, or, if none of these closing sales prices or quotations are available, then the purchase price will be equal to the net asset value of the stock as determined by our board of directors in accordance with the provisions of applicable law. From and after the date fixed for purchase by our board of directors, the holder of any shares so called for purchase shall cease to be entitled to distributions, voting rights and other benefits with respect to those shares, except the right to payment of the purchase price for the shares.

Our amended and restated articles of incorporation require that, except in certain circumstances, business combinations between us and a beneficial holder of 10% or more of our outstanding voting stock, a “related person”, be approved by the affirmative vote of at least 90% of our outstanding voting stock or, in advance and unanimously, by our board of directors. A business combination is defined in our amended and restated articles of incorporation as:

•	any merger or consolidation with or into a related person;

•	any sale, lease, exchange, transfer or other disposition, including without limitation a mortgage or any other security device, of all or any “substantial part” of our assets, including without limitation any voting securities of a subsidiary, to a related person;

•	any merger or consolidation of a related person with or into us;

•	any sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of a related person to us;

•	the issuance of any of our securities to a related person, other than by way of pro rata distribution to all stockholders; and

•	any agreement, contract or other arrangement providing for any of the above.

Pursuant to our amended and restated articles of incorporation, our board of directors is classified into three classes. Each class of directors serves for a term of three years, with one class being elected each year. As of the date of this prospectus, there are 7 directors, divided into three classes consisting of 3, 2 and 2 directors.

The foregoing provisions of our amended and restated articles of incorporation and certain other matters may not be amended without the affirmative vote of at least 90% of our outstanding voting stock.

The foregoing provisions may have the effect of discouraging unilateral tender offers or other takeover proposals which certain stockholders might deem in their interests or in which they might receive a substantial premium. Our board of directors’ authority to issue and establish the terms of currently authorized preferred stock, without stockholder approval, may also have the effect of discouraging takeover attempts. See “Description of Preferred Stock.” The provisions could also have the effect of insulating current management against the possibility of removal and could, by possibly reducing temporary fluctuations in market price caused by accumulations of shares, deprive stockholders of opportunities to sell at a temporarily higher market price. However, our board of directors believes that inclusion of the business combination provisions in our amended and restated articles of incorporation may help assure fair treatment of stockholders and preserve our assets.

The foregoing summary of certain provisions of our amended and restated articles of incorporation does not purport to be complete or to give effect to provisions of statutory or common law. The foregoing summary is subject to, and qualified in its entirety by reference to, the provisions of applicable law and our amended and restated articles of incorporation, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

Transfer Agent and Registrar

Unless otherwise indicated in a prospectus supplement relating thereto, The Bank of New York is the transfer agent and registrar of the common stock.

DESCRIPTION OF SECURITIES WARRANTS

We may issue securities warrants for the purchase of debt securities, preferred stock or common stock. Securities warrants may be issued independently or together with debt securities, preferred stock or common stock offered by any prospectus supplement and may be attached to or separate from the debt securities, preferred stock or common stock. Each series of securities warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as securities warrant agent, all as set forth in the prospectus supplement relating to the particular issue of offered securities warrants. The securities warrant agent will act solely as our agent in connection with the securities warrant certificates relating to the securities warrants and will not assume any obligation or relationship of agency or trust for or with any holders of securities warrant certificates or beneficial owners of securities warrants. The following summaries of certain provisions of the securities warrant agreement and securities warrants do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the securities warrant agreement and the securities warrant certificates relating to each series of securities warrants which will be filed with the SEC and incorporated by reference as an exhibit to the registration statement of which this prospectus is a part at or prior to the time of the issuance of the series of securities warrants.

If securities warrants are offered, the applicable prospectus supplement will describe the terms of the securities warrants, including, in the case of securities warrants for the purchase of debt securities, the following where applicable:

•	the offering price;

•	the denominations and terms of the series of debt securities purchasable upon exercise of the securities warrants;

•	the designation and terms of any series of debt securities or preferred stock with which the securities warrants are being offered and the number of the securities warrants being offered with each debt security or preferred stock;

•	the date, if any, on and after which the securities warrants and the related series of debt securities or preferred stock will be transferable separately;

•	the principal amount of the series of debt securities purchasable upon exercise of each securities warrant and the price at which the principal amount of debt securities of the series may be purchased upon exercise;

•	the date on which the right to exercise the securities warrants shall commence and the date on which the right shall expire;

•	whether the securities warrants will be issued in registered or bearer form;

•	any special United States Federal income tax consequences;

•	the terms, if any, on which we may accelerate the date by which the securities warrants must be exercised; and

•	any other terms of the securities warrants.

In the case of securities warrants for the purchase of preferred stock or common stock, the applicable prospectus supplement will describe the terms of the securities warrants, including the following where applicable:

•	the offering price;

•	the aggregate number of shares purchasable upon exercise of the securities warrants, the exercise price, and in the case of securities warrants for preferred stock, the designation, aggregate number and terms of the series of preferred stock purchasable upon exercise of the securities warrants;

•	the designation and terms of the series of debt securities or preferred stock with which the securities warrants are being offered and the number of the securities warrants being offered with each debt security or preferred stock;

•	the date, if any, on and after which the securities warrants and the related series of debt securities, preferred stock or common stock will be transferable separately;

•	the date on which the right to exercise the securities warrants shall commence and the expiration date;

•	any special United States Federal income tax consequences; and

•	any other terms of the securities warrants.

Securities warrant certificates may be exchanged for new securities warrant certificates of different denominations, may, if in registered form, be presented for registration of transfer, and may be exercised at the corporate trust office of the securities warrant agent or any other office indicated in the applicable prospectus supplement. Prior to the exercise of any securities warrant to purchase debt securities, holders of the securities warrants will not have any of the rights of holders of the debt securities purchasable upon the exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the debt securities or to enforce covenants in the applicable indenture. Prior to the exercise of any securities warrants to purchase preferred stock or common stock, holders of the securities warrants will not have any rights of holders of preferred stock or common stock, including the right to receive payments of dividends, if any, on the preferred stock or common stock, or to exercise any applicable right to vote.

Certain Risk Considerations

Any securities warrants we issue will involve a certain degree of risk, including risks arising from fluctuations in the price of the underlying securities and general risks applicable to the stock market or markets on which the underlying securities are traded.

Prospective purchasers of the securities warrants should recognize that the securities warrants may expire worthless and, thus, purchasers should be prepared to sustain a total loss of the purchase price of their securities warrants. This risk reflects the nature of a securities warrant as an asset which, other factors held constant, tends to decline in value over time and which may, depending on the price of the underlying securities, become worthless when it expires. The trading price of a securities warrant at any time is expected to increase if the price, or, if applicable, dividend rate on the underlying securities, increases. Conversely, the trading price of a securities warrant is expected to decrease as the time remaining to expiration of the securities warrant decreases and as the price or, if applicable, dividend rate on the underlying securities, decreases. Assuming all other factors are held constant, the more the exercise price exceeds the price of the underlying securities and the shorter its remaining term to expiration, the greater the risk that a purchaser of the securities warrant will lose all or part of his or her investment. If the price of the underlying securities does not rise before the securities warrant expires to an extent sufficient to cover a purchaser’s cost of the securities warrant, the purchaser will lose all or part of his or her investment in the securities warrant upon expiration.

In addition, prospective purchasers of the securities warrants should be experienced with respect to options and option transactions and understand the risks associated with options and should reach an investment decision only after careful consideration, with their financial advisers, of the suitability of the securities warrants in light of their particular financial circumstances and the information discussed herein and, if applicable, the prospectus supplement. Before purchasing, exercising or selling any securities warrants, prospective purchasers and holders of securities warrants should carefully consider, among other things:

•	the trading price of the securities warrants;

•	the price of the underlying securities at that time;

•	the time remaining to expiration; and

•	any related transaction costs.

Some of the factors referred to above are in turn influenced by various political, economic and other factors that can affect the trading price of the underlying securities and should be carefully considered prior to making any investment decisions.

Purchasers of the securities warrants should further consider that the initial offering price of the securities warrants may be in excess of the price that a purchaser of options might pay for a comparable option in a private, less liquid transaction. In addition, it is not possible to predict the price at which the securities warrants will trade in the secondary market or whether any market will be liquid. We may, but we are not obligated to, file an application to list any securities warrants issued on a United States national securities exchange. To the extent that any securities warrants are exercised, the number of securities warrants outstanding will decrease, which may result in a decrease in the liquidity of the securities warrants. Finally, the securities warrants will constitute direct, unconditional and unsecured obligations and will be subject to any changes in our perceived creditworthiness.

Exercise of Securities Warrants

Each securities warrant will entitle the holder thereof to purchase the principal amount of debt securities or number of shares of preferred stock or common stock, as the case may be, at an exercise price as shall in each case be set forth in, or calculable from, the prospectus supplement relating to the offered securities warrants. After the close of business on the expiration date, or on a later date to which we may extend the expiration date, unexercised securities warrants will become void.

Securities warrants may be exercised by delivering to the securities warrant agent payment as provided in the applicable prospectus supplement of the amount required to purchase the debt securities, preferred stock or common stock, as the case may be, purchasable upon the exercise together with certain information set forth on the reverse side of the securities warrant certificate. Securities warrants will be deemed to have been exercised upon receipt of payment of the exercise price, subject to the receipt within five (5) business days, of the securities warrant certificate evidencing the securities warrants. Upon receipt of payment and the securities warrant certificate properly completed and duly executed at the corporate trust office of the securities warrant agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, issue and deliver the debt securities, preferred stock or common stock, as the case may be, purchasable upon exercise. If fewer than all of the securities warrants represented by the securities warrant certificate are exercised, a new securities warrant certificate will be issued for the remaining amount of securities warrants.

Amendments and Supplements to Securities Warrant Agreement

The securities warrant agreements may be amended or supplemented without the consent of the holders of the securities warrants issued thereunder to effect changes that are not inconsistent with the provisions of the securities warrants and that do not adversely affect the interests of the holders of the securities warrants.

Common Stock Warrant Adjustments

Unless otherwise indicated in the applicable prospectus supplement, the exercise price of, and the number of shares of common stock covered by, a common stock warrant are subject to adjustment in certain events, including:

•	payment of a dividend on the common stock payable in capital stock and stock splits, combinations or reclassifications of the common stock;

•	issuance to all holders of common stock of rights or warrants to subscribe for or purchase shares of common stock at less than their current market price; and

•	certain distributions of evidences of indebtedness or assets, including securities but excluding cash dividends or distributions paid out of consolidated earnings or retained earnings or dividends payable in common stock, or of subscription rights and warrants, excluding those referred to above.

No adjustment in the exercise price of, and the number of shares of common stock covered by, a common stock warrant will be made for regular quarterly or other periodic or recurring cash dividends or distributions or for cash dividends or distributions to the extent paid from consolidated earnings or retained earnings. No adjustment will be required unless the adjustment would require a change of at least 1% in the exercise price then in effect. Except as stated above, the exercise price of, and the number of shares of common stock covered by, a common stock warrant will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock, or carrying the right or option to purchase or otherwise acquire the foregoing, in exchange for cash, other property or services.

Any holder of a common stock warrant will be entitled, on or after the occurrence of any of the following events, to receive on exercise of the common stock warrant the kind and amount of shares of stock or other securities, cash or other property, or any combination thereof, that the holder would have received had the holder exercised the common stock warrant immediately prior to the occurrence of any of the following events:

•	consolidation or merger of our company with or into any entity, other than a consolidation or a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our common stock;

•	sale, transfer, lease or conveyance of all or substantially all of our assets; or

•	reclassification, capital reorganization or change of our common stock, other than solely a change in par value or from par value to no par value.

If the consideration to be received upon exercise of the common stock warrant following any of these events consists of common stock of the surviving entity, then from and after the occurrence of the event, the exercise price of the common stock warrant will be subject to the same anti-dilution and other adjustments described in the preceding paragraphs, applied as if the shares of common stock of the surviving entity were shares of our common stock.

PLAN OF DISTRIBUTION

We may sell the securities to one or more underwriters for public offering and sale by them or may sell the securities to investors directly or through agents. Any underwriter or agent involved in the offer and sale of securities will be named in the applicable prospectus supplement. We reserve the right to sell securities directly to investors on our own behalf in those jurisdictions where and in a manner as we are authorized to do so.

Underwriters may offer and sell securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We also may offer and sell securities in exchange for one or more of our outstanding issues of the securities or other securities. We also may, from time to time, authorize dealers, acting as our agents, to offer and sell securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

Any underwriting compensation we pay to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements we enter into, to indemnification against and contribution toward certain civil liabilities.

The net proceeds we receive from the sale of the securities will be the purchase price of the securities less any discounts or commissions and the other attributable expenses of issuance and distribution.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by O’Melveny & Myers LLP. In addition, O’Melveny & Myers LLP has passed upon certain federal income tax matters. Unless otherwise specified in an applicable prospectus supplement, Sidley Austin Brown & Wood LLP will act as counsel for the underwriters or agents, if any. Paul C. Pringle, a partner at Sidley Austin Brown & Wood LLP, owns 42,454 shares of our common stock.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual report on Form 10-K/A for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at its public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public at the web site maintained by the SEC at http://www.sec.gov, as well as on our website at http://www.nhp-reit.com. You may inspect information that we file with The New York Stock Exchange at the offices of The New York Stock Exchange at 20 Broad Street, New York, New York 10005. Information on our website is not incorporated by reference herein and our web address is included as an inactive textual reference only.

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to the other information we have filed with the SEC. The information that we incorporate by reference is considered a part of this prospectus. We incorporate by reference the following documents (File No. 1-9028) we filed with the SEC pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, other than information in these documents that is not deemed to be filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2002, filed on March 11, 2003, as amended on Form 10-K/A, filed on October 14, 2003;

•	our Current Report on Form 8-K filed on April 30, 2003;

•	our Current Report on Form 8-K filed on May 1, 2003;

•	our Quarterly Report on Form 10-Q for the first quarter ended March 31, 2003, filed on May 13, 2003, as amended on Form 10-Q/A filed on October 14, 2003;

•	our Current Report on Form 8-K filed on June 10, 2003;

•	our Quarterly Report on Form 10-Q for the second quarter ended June 30, 2003, filed on August 4, 2003; and

•	the description of our common stock contained in our registration statement on Form 10 filed on November 18, 1985, including the amendments thereto filed on December 4, 1985 and December 6, 1985, and any other amendment or report filed for the purpose of updating such description.

All documents we file later with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, subsequent to the date of this prospectus and prior to the termination of the offering of the securities shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing the documents, other than information in the documents that is not deemed to be filed with the SEC. A statement contained herein, in a prospectus supplement or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in a prospectus supplement or in any subsequently filed document which is incorporated by reference herein, modifies or supersedes the statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom this prospectus is delivered, on the request of any person, a copy of any or all the documents incorporated herein by reference, other than exhibits to the documents, unless the exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. Requests for copies in writing or by telephone should be directed to:

Nationwide Health Properties, Inc.

610 Newport Center Drive, Suite 1150

Newport Beach, California 92660

Attention: Mark L. Desmond

(949) 718-4400